Exhibit 99.1

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	2
Condensed consolidated interim financial statements
Condensed consolidated income statement

EUR millions	Notes	1H 2024	1H 2023

Insurance revenue		5,043	5,312

Insurance service expenses		(5,455)	(5,177)

Net income / (expenses) on reinsurance held		408	185

Insurance service result	4	(4)	319

Interest revenue on financial instruments calculated using the effective interest method		1,356	1,396

Interest revenue on financial instruments measured at FVPL		321	382

Other investment income		772	781

Results from financial transactions		7,489	6,467

Impairment losses / (reversals)		(58)	(80)

Insurance finance income / (expenses)		(10,243)	(9,246)

Net reinsurance finance income / (expenses) on reinsurance held		325	382

Interest expenses		(101)	(114)

Insurance net investment result		(138)	(32)

Interest revenue on financial instruments calculated using the effective interest method		313	265

Interest revenue on financial instruments measured at FVPL		84	26

Other investment income		553	318

Results from financial transactions		4,297	3,212

Impairment losses / (reversals)		(14)	(38)

Investment contract income / (expenses)		(5,081)	(3,654)

Interest expenses		(21)	(21)

Other net investment result		131	107

Interest charges		(95)	(90)

Financing net investment result		(95)	(90)

Total net investment result	5	(102)	(15)

Fee and commission income	6	1,197	1,057

Other operating expenses	7	(1,456)	(1,587)

Other income / (charges)		79	(48)

Other result		(180)	(579)

Result before share in profit / (loss) of joint ventures, associates and tax		(286)	(275)

Share in profit / (loss) of joint ventures		115	103

Share in profit / (loss) of associates		36	(13)

Result before tax		(136)	(186)

Income tax (expense) / benefit	8	70	69

Net result		(65)	(117)
Net result from discontinued operations		-	(82)

Net result from continuing and discontinued operations		(65)	(199)

Net result attributable to owners of Aegon Ltd.		(52)	(201)

Non-controlling interest		(13)	2

Earnings per share (EUR per share)	11

Basic earnings per common share		(0.05)	(0.12)

Basic earnings per common share B		-	-

Diluted earnings per common share		(0.05)	(0.12)

Diluted earnings per common share B		-	-

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	3

Condensed consolidated statement of comprehensive income

EUR millions	Notes	1H 2024	1H 2023

Net result from continuing and discontinued operations		(65)	(199)

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	1

Remeasurements of defined benefit plans		(1)	(108)

Income tax relating to items that will not be reclassified		(1)	16

Discontinued operations that will not be reclassified		-	38

Insurance items that may be reclassified subsequently to profit or loss:

Gains / (losses) on financial assets measured at FVOCI	5	(1,145)	567

Gains / (losses) on disposal of financial assets measured at FVOCI	5	47	100

Insurance finance income / (expenses)	5	1,706	(860)

Reinsurance finance income / (expenses)	5	(462)	181

Changes in cash flow hedging reserve		(148)	(39)

Income tax relating to items that may be reclassified		3	10

Other items that may be reclassified subsequently to profit or loss:

Gains / (losses) on financial assets measured at FVOCI		(104)	89

Gains / (losses) on disposal of financial assets measured at FVOCI		14	3

Changes in cash flow hedging reserve		1	(3)

Movement in foreign currency translation and net foreign investment hedging reserves		103	(38)

Equity movements of joint ventures		32	(8)

Equity movements of associates		79	3

Disposal of group assets		(4)	47

Income tax relating to items that may be reclassified		19	(15)

Discontinued operations that may be reclassified		-	12

Other		3	17

Total other comprehensive income / (loss)		140	14

Total comprehensive income / (loss)		75	(185)

Total comprehensive income/ (loss) attributable to:

Owners of Aegon Ltd.		84	(185)

Non-controlling interests		(9)	-

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	4

Condensed consolidated statement of financial position

EUR millions	Notes	June 30, 2024	December 31, 2023

Assets
Cash and cash equivalents		3,894	4,074
Assets held for sale / disposal groups		445	432
Investments	9	280,911	266,382
Derivatives		889	1,429
Investments in joint ventures		1,522	1,430
Investments in associates		2,889	2,906
Reinsurance contract assets	12	16,267	16,608
Insurance contract assets	12	56	185
Deferred tax assets		2,499	2,350
Deferred expenses		466	447
Other assets and receivables		5,463	4,835
Intangible assets		570	504
Total assets		315,870	301,581

Shareholders’ equity	11	6,554	7,475
Other equity instruments		1,938	1,951
Issued capital and reserves attributable to owners of Aegon Ltd.		8,492	9,426
Non-controlling interests		121	129
Group equity		8,613	9,554

Subordinated borrowings	14	1,595	2,244
Trust pass-through securities		109	111
Reinsurance contract liabilities	12	497	608
Insurance contract liabilities	12	183,332	177,446
Investment contract liabilities with discretionary participating features	12	22,533	21,594
Investment contracts without discretionary participating features	13	84,427	75,266
Derivatives		2,482	2,479
Borrowings	14	2,918	2,356
Liabilities held for sale		399	389
Other liabilities		8,963	9,533
Total liabilities		307,256	292,026
Total equity and liabilities		315,870	301,581

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	5

Condensed consolidated statement of changes in equity

EUR millions	Share capital	Retained earnings	Revaluation reserves	Re- measurement of defined benefit plans	Other reserves	Shareholders’ equity	Other equity instruments	Issued capital and reserves 1	Non- controlling interests	Total

On January 1, 2024	7,118	4,754	(3,770)	(1,006)	379	7,475	1,951	9,426	129	9,554
Net result recognized in the income statement	-	(52)	-	-	-	(52)	-	(52)	(13)	(65)

Other comprehensive income:
Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans	-	-	-	(1)	-	(1)	-	(1)	-	(1)
Income tax relating to items that will not be reclassified	-	-	-	(1)	-	(1)	-	(1)	-	(1)

Insurance items that may be reclassified subsequently to profit or loss:
Gains / (losses) on financial assets measured at FVOCI	-	-	(1,145)	-	-	(1,145)	-	(1,145)	-	(1,145)
Gains / (losses) on disposal of financial assets measured at FVOCI	-	-	47	-	-	47	-	47	-	47

Insurance finance income / (expenses)	-	-	1,706	-	-	1,706	-	1,706	-	1,706

Reinsurance finance income / (expenses)	-	-	(462)	-	-	(462)	-	(462)	-	(462)

Changes in cash flow hedging reserve	-	-	(148)	-	-	(148)	-	(148)	-	(148)
Income tax relating to items that may be reclassified	-	-	3	-	-	3	-	3	-	3

Other items that may be reclassified subsequently to profit or loss:
Gains / (losses) on financial assets measured at FVOCI	-	-	(104)	-	-	(104)	-	(104)	-	(104)
Gains / (losses) on disposal of financial assets measured at FVOCI	-	-	14	-	-	14	-	14	-	14

Changes in cash flow hedging reserve	-	-	1	-	-	1	-	1	-	1
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(118)	(28)	244	99	-	99	4	103

Equity movements of joint ventures	-	-	-	-	32	32	-	32	-	32

Equity movements of associates	-	-	-	-	79	79	-	79	-	79

Disposal of group assets	-	-	-	-	(4)	(4)	-	(4)	-	(4)
Income tax relating to items that may be reclassified	-	-	19	-	-	19	-	19	-	19

Other	-	3	-	-	-	3	-	3	-	3
Total other comprehensive income / (loss)	-	3	(188)	(30)	352	136	-	136	4	140

Total comprehensive income / (loss) for the period	-	(50)	(188)	(30)	352	84	-	84	(9)	75

Issuance and purchase of treasury shares	-	(678)	-	-	-	(678)	-	(678)	-	(678)

Dividends paid on common shares	-	(262)	-	-	-	(262)	-	(262)	-	(262)

Coupons on perpetual securities	-	(39)	-	-	-	(39)	-	(39)	-	(39)

Incentive plans	-	(26)	-	-	-	(26)	(13)	(39)	-	(39)

Change in ownership non-controlling interests	-	-	-	-	-	-	-	-	2	2

On June 30, 2024	7,118	3,699	(3,958)	(1,036)	731	6,554	1,938	8,492	121	8,613

1
Issued capital and reserves attributable to owners of Aegon Ltd.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	6

EUR millions	Share capital	Retained earnings	Revaluation reserves	Re- measurement of defined benefit plans	Other reserves	Shareholders’ equity	Other equity instruments	Reserve of discontinued operations held for sale	Issued capital and reserves 1	Non- controlling interests	Total

On January 1, 2023	7,172	7,103	(4,532)	(890)	653	9,506	1,943	(691)	10,758	176	10,935
Net result recognized in the income statement	-	(201)	-	-	-	(201)	-	-	(201)	2	(199)

Other comprehensive income:

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	1	-	-	1	-	-	1	-	1

Remeasurements of defined benefit plans	-	-	-	(108)	-	(108)	-	-	(108)	-	(108)
Income tax relating to items that will not be reclassified	-	-	-	17	-	16	-	-	16	-	16
Discontinued operations that will not be reclassified	-	-	-	-	-	-	-	38	38	-	38

Insurance items that may be reclassified subsequently to profit or loss
Gains / (losses) on financial assets measured at FVOCI	-	-	567	-	-	567	-	-	567	-	567
Gains / (losses) on disposal of financial assets measured at FVOCI	-	-	100	-	-	100	-	-	100	-	100

Insurance finance income / (expenses)	-	-	(860)	-	-	(860)	-	-	(860)	-	(860)

Reinsurance finance income / (expenses)	-	-	181	-	-	181	-	-	181	-	181

Changes in cash flow hedging reserve	-	-	(39)	-	-	(39)	-	-	(39)	-	(39)
Income tax relating to items that may be reclassified	-	-	10	-	-	10	-	-	10	-	10

Other items that may be reclassified subsequently to profit or loss:
Gains / (losses) on financial assets measured at FVOCI	-	-	89	-	-	89	-	-	89	-	89
Gains / (losses) on disposal of financial assets measured at FVOCI	-	-	3	-	-	3	-	-	3	-	3

Changes in cash flow hedging reserve	-	-	(3)	-	-	(3)	-	-	(3)	-	(3)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	99	2	(135)	(34)	-	-	(34)	(3)	(38)

Equity movements of joint ventures	-	-	-	-	(8)	(8)	-	-	(8)	-	(8)

Equity movements of associates	-	-	-	-	3	3	-	-	3	-	3

Disposal of group assets	-	-	19	-	28	47	-	-	47	-	47
Income tax relating to items that may be reclassified	-	-	(19)	-	4	(15)	-	-	(15)	-	(15)
Discontinued operations that may be reclassified	-	-	-	-	-	-	-	12	12	-	12

Other	-	16	-	-	-	16	-	-	16	1	17

Total other comprehensive income / (loss)	-	16	148	(89)	(108)	(33)	-	50	16	(3)	14

Total comprehensive income / (loss)	-	(185)	148	(89)	(108)	(235)	-	50	(185)	-	(185)

Issuance and purchase of treasury shares	-	(222)	-	-	-	(222)	-	-	(222)	-	(222)

Dividends paid on common shares	-	(232)	-	-	-	(232)	-	-	(232)	-	(232)

Coupons on perpetual securities	-	(24)	-	-	-	(24)	-	-	(24)	-	(24)

Incentive plans	-	(5)	-	-	-	(5)	(6)	-	(11)	-	(11)
Change in ownership non-controlling interests	-	-	-	-	-	-	-	-	-	(13)	(13)

On June 30, 2023	7,172	6,435	(4,384)	(979)	546	8,789	1,937	(641)	10,085	163	10,248

1
Issued capital and reserves attributable to owners of Aegon Ltd.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	7

Condensed consolidated cash flow statement

EUR millions	1H 2024	1H 2023

Result before tax from continuing operations	(136)	(186)
Result before tax from discontinued operations	-	364
Impairment loss on measurement of disposal group	-	(385)
Result before tax from continuing operations and discontinued operations	(136)	(206)
Results from financial transactions	(12,642)	(10,681)
Amortization and depreciation	(38)	(134)
Impairment losses	72	113
Results from (re)insurance contracts and investment contracts with discretionary participating features	9,921	9,608
Income from joint ventures	(115)	(107)
Income from associates	(36)	(1)
Release of cash flow hedging reserve	(60)	(58)
Other	157	652
Adjustments of non-cash items	(2,740)	(547)
Investment contracts without discretionary participating features	7,155	5,561
Accrued expenses and other liabilities	(601)	(324)
Accrued income and prepayments	(580)	344
Changes in accruals	5,974	5,581
Insurance contracts	(6,263)	(6,006)
Investment contracts with discretionary participating features	(1,182)	(893)
Reinsurance contracts held	947	762
Purchase of investments (other than money market investments)	(20,387)	(25,920)
Purchase of derivatives	(252)	(833)
Disposal of investments (other than money market investments)	22,442	27,991
Disposal of derivatives	202	(298)
Net change in cash collateral	(449)	1,008
Net purchase of money market investments	2,514	400
Cash flow movements on operating items not reflected in income	(2,429)	(3,790)
Tax (paid) / received	(17)	5
Other	(5)	17
Other cash flows from operating activities	(23)	22
Net cash flows from operating activities	647	1,061
Purchase of individual intangible assets (other than future servicing rights)	(5)	(13)
Purchase of equipment and real estate for own use	(22)	(28)
Acquisition of subsidiaries, net of cash	(41)	(30)
Acquisition / capital contributions joint ventures and associates	(2)	(201)
Disposal of equipment	1	48
Disposal of subsidiaries and businesses, net of cash	-	235
Disposal joint ventures and associates	11	12
Dividend received from joint ventures and associates	171	108
Net cash flows from investing activities	112	130
Purchase of treasury shares	(720)	(243)
Proceeds from TRUPS 1 , subordinated loans and borrowings	701	2,463
Repayment of TRUPS 1 , subordinated loans and borrowings	(909)	(3,392)
Dividends paid	-	(232)
Coupons on perpetual securities	(35)	(33)
Payment of lease liabilities	(19)	(20)
Change in ownership non-controlling interests	2	(13)
Net cash flows from financing activities	(979)	(1,470)
Net increase / (decrease) in cash and cash equivalents 2	(221)	(279)

Net cash and cash equivalents at the beginning of the reporting period	4,074	8,486
Effects of changes in exchange rate	44	(20)
Net cash and cash equivalents at the end of the reporting period	3,898	8,188
Cash classified as Assets held for sale	4	4,460
Bank overdrafts	-	(27)
Cash and cash equivalents in balance sheet	3,894	3,755
1
Trust pass-through securities
2
Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 1,966 million (2023: EUR
3,030
million), dividends received EUR
1,477
million (2023: EUR 1,326 million) and interest paid EUR 214 million (2023: EUR 298 million). All included in operating activities except for dividend received from joint ventures and associates EUR 171 million (2023: EUR 108 million).

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	8

Notes to the condensed interim financial statements
1. General information
Aegon Ltd. is an exempted company with liability limited by shares organized under the laws of Bermuda and registered with the Bermuda Registrar of Companies under number 202302830 and recorded in the Commercial Register of The Hague registered under number 27076669 and with its registered address at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.
Aegon Ltd. has its headquarters in the Netherlands at Aegonplein 50, 2591 TV, The Hague. As Aegon Ltd. currently qualifies as
Non-Resident
Company under Dutch law, certain Dutch law provisions remain applicable to it, including certain provisions of title 9 Book 2 of the Dutch Civil Code regarding the preparation and publication of its annual accounts.
Aegon Ltd. serves as the holding company for the Aegon Group and has listings of its common shares on Euronext Amsterdam and on NYSE.
Aegon Ltd. (or “the Company”) and its subsidiaries (“Aegon” or “the Group”) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance and general insurance. Fully owned businesses by Aegon include the United States, the United Kingdom and asset management, and Aegon also operates partnerships in Spain & Portugal, China, and Brazil, and a strategic partnership in the Netherlands. The Group employs around 15,700 people worldwide (2023: around 15,700).
Aegon Funding Company LLC
Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that has been established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise.
The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.
2. Material accounting policy information and estimates
2.1 Basis of presentation
The condensed consolidated interim financial statements as at, and for the six-month
period ended, June 30, 2024 (‘first half year 2024’ or ‘1H 2024’), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2023 consolidated financial statements of Aegon Ltd. as included in Aegon’s Annual Report on Form
20-F
for 2023 (or “Form
20-F”),
which is available on its website (
www.
aegon.com
).
The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.
The published figures in these condensed consolidated interim financial statements are unaudited.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	9

Certain amounts in prior period may have been reclassified to conform to the current period presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.
Other than for SEC reporting, Aegon prepared its Annual Accounts under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU
(EU-IFRS).
EU-IFRS
differs from IFRS in respect of certain paragraphs in IAS 39 “Financial Instruments: Recognition and Measurement” regarding hedge accounting for portfolio hedges of interest rate risk.
EU-IFRS
provides the option to apply fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU “carve out” version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
Due to the completion of the sale of Aegon the Netherlands as per July 4, 2023, the EU “carve out” is no longer applied by Aegon as of that date. Therefore, no differences between
EU-IFRS
and IFRS remain as applied by Aegon.
2.2 New accounting policies
The accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2023 consolidated financial statements, except for the following IFRS standards and amendments that became effective for Aegon from January 1, 2024:
♦	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (Issued on 25 May 2023)
♦	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Issued on 23 January 2020)
♦	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current - Deferral of effective date (Issued on 15 July 2020)
♦	Amendments to IAS 1 Presentation of Financial Statements: Non-current liabilities with covenants (Issued on 31 October 2022)
♦	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (issued on 22 September 2022)
These amendments did not have a material impact on the financial statements of Aegon.
2.3 Judgements and critical accounting estimates
In preparing these consolidated financial statements, Aegon has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amount of assets, liabilities, income, and expenses. Actual outcomes may differ from these estimates.
Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are the fair value of certain investments and derivatives (please refer to note 10), the measurement of (re)insurance contracts and investment contracts with discretionary participating features (please refer to note 12), and the measurement of the expected credit loss
(
or “ECL”) allowance (please refer to note 15).
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	10

2.4 Other
2.4.1 Taxes
Taxes on income for the
six-month
period ended June 30, 2024, are calculated using the tax rate that is estimated to be applicable to earnings for the full year.
2.4.2 Exchange rates
Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses, and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most relevant rates to Aegon) are applied for the condensed consolidated interim financial statements:

Closing exchange rates			USD	GBP

June 30, 2024	1	EUR	1.0718	0.8478

December 31, 2023	1	EUR	1.1047	0.8665

Weighted average exchange rates			USD	GBP

Six months ended June 30, 2024	1	EUR	1.0811	0.8547

Six months ended June 30, 2023	1	EUR	1.0806	0.8763
2.4.3 Share-based payments
The AGM in 2024 adopted the Director’s Remuneration Policy which apply to the
Non-Executive
and Executive Director(s). Based on this policy, share-based payment is granted to the Executive Director as part of the Long term Incentive Plan (LTI).
Non-Executive
Directors’ (NED) Board fee consist of cash and Aegon shares. Both the LTI and NED share remuneration are equity settled share-based payment transactions. Expenses are recognized over the service period as personnel expense in the condensed consolidated income statement, with corresponding increase to Equity.
Long Term Incentive Plan shares
The performance is measured over a
three
-year performance period. The shares granted in the LTI have 2 conditions, relative Total Shareholders’ Return (TSR) compared to a peer group of 16 companies with 50% weight and Return on Regulatory Capital with 50% weight.
The LTI shares vest three years after the grant date. The number of shares that will eventually vest is dependent on the weighted average outcome of achieving the performance conditions provided that the Executive Director is still employed with the company.
Non-Executive
Directors’ shares
The annual Board fee of NEDs will be paid around 75% in cash and around 25% in fixed Aegon shares (NED shares). The share compensation does not depend on any performance. These shares vest after completion of the calendar year. Shares are not forfeited when the Board membership of a
Non-Executive
Director is discontinued before vesting.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	11

3. Segment information
3.1 Performance measure
Aegon uses the
non-IFRS
performance measure operating result. Similar as under the previous accounting policies, operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business.
3.2 Segment results
Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies except for its 29.97% stake in a.s.r.. The result of associate a.s.r. is included in Other income / (charges).
The following table presents Aegon’s segment results.

EUR millions	Americas	United Kingdom	International	Asset Management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates’ eliminations	Consolidated

Six months ended June 30, 2024

Operating result	550	94	90	107	(92)	1	750	(28)	722

Fair value items	(260)	(52)	18	(1)	(11)	(5)	(312)	1	(312)

Realized gains / (losses) on investments	(48)	-	3	-	-	-	(45)	(5)	(50)

Impairment losses / (reversals)	(64)	-	(8)	-	-	-	(72)	4	(68)

Non-operating items	(373)	(52)	13	(1)	(11)	(5)	(430)	-	(430)

Other income / (charges)	(361)	(28)	3	(17)	26	(26)	(403)	(24)	(427)

Result before tax	(184)	14	106	89	(77)	(30)	(83)	(53)	(136)

Income tax (expense) / benefit	71	(10)	(36)	(27)	20	-	18	53	70

Net result	(113)	3	71	62	(57)	(30)	(65)	-	(65)

Inter-segment operating result after tax	(282)	(42)	156	65	104	-	-	-	-

Revenues
Insurance contracts revenue

- Insurance contracts: direct part.	556	305	651	-	-	-	1,512	(550)	962
- Insurance contracts: without direct part.	4,005	-	542	-	-	(23)	4,524	(484)	4,041
Investment contracts with discretionary participation features revenue

- Investment contracts: direct part.	-	41	-	-	-	-	41	-	41

Insurance revenue	4,561	345	1,193	-	-	(23)	6,076	(1,034)	5,043
Interest revenue on financial instruments calculated using the effective interest method	1,556	40	35	1	44	(6)	1,671	(2)	1,669
Interest revenue on financial instruments measured at FVPL	185	220	1	-	-	-	406	-	406

Other investment income	8	1,316	50	5	200	(200)	1,380	(55)	1,325

Fee and commission income	895	133	12	316	-	(77)	1,281	(84)	1,197

Other revenues	-	-	15	-	-	-	15	(15)	-

Total revenues	7,205	2,054	1,307	323	244	(305)	10,828	(1,189)	9,639

Inter-segment revenues	23	-	-	77	204	-	-	-	-

Unaudited	Aegon Ltd. Form 6 -K for the six months ended June 30, 2024	12

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates’ eliminations	Consolidated
Six months ended June 30, 2023

Operating result	628	-	111	95	74	(91)	1	818	(49)	768

Fair value items	79	-	(40)	(1)	1	1	(29)	11	-	11

Realized gains / (losses) on investments	(96)	-	-	1	-	-	-	(95)	(3)	(99)

Impairment losses / (reversals)	(64)	-	-	(25)	-	(7)	-	(96)	-	(96)

Non-operating items	(82)	-	(40)	(25)	1	(6)	(29)	(180)	(3)	(183)

Other income / (charges)	(574)	(110)	(46)	(110)	(16)	(14)	-	(870)	17	(852)

Result before tax	(28)	(110)	25	(40)	59	(111)	(28)	(232)	(35)	(267)

Income tax (expense) / benefit	63	-	(11)	(24)	(20)	26	-	33	35	69
Net result	35	(110)	14	(64)	39	(85)	(28)	(199)	-	(199)
Inter-segment operating result after tax	(285)	(48)	(38)	159	86	126	-	-	-	-

Revenues
Insurance contracts revenue

- Insurance contracts: direct part.	526	-	305	601	-	-	-	1,432	(531)	902
- Insurance contracts: without direct part.	4,316	-	-	314	-	-	(27)	4,603	(222)	4,381
Investment contracts with discretionary participation features revenue

- Investment contracts: direct part.	-	-	29	-	-	-	-	29	-	29

Insurance revenue	4,842	-	335	915	-	-	(27)	6,064	(752)	5,312
Interest revenue on financial instruments calculated using the effective interest method	1,576	-	21	43	1	24	(4)	1,661	(1)	1,661
Interest revenue on financial instruments measured at FVPL	183	-	224	1	-	-	-	407	-	407

Other investment income	8	-	1,090	52	7	239	(239)	1,158	(59)	1,099

Fee and commission income	821	-	106	19	312	-	(84)	1,173	(113)	1,061

Other revenues	-	-	-	17	-	-	-	17	(17)	-

Total revenues	7,429	-	1,775	1,047	321	263	(354)	10,481	(942)	9,539

Inter-segment revenues	25	-	-	-	97	240	-	-	-	-

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	13

3.3 Investments
Amounts included in the table below are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

EUR Millions	Americas	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
June 30, 2024

Investments

Shares	252	18,420	54	9	-	-	18,734

Debt securities	48,727	7,045	1,306	67	-	-	57,145

Unconsolidated investment funds	98,399	82,217	190	-	-	-	180,805

Loans	10,412	1,748	2	-	18	-	12,181

Other financial assets	8,974	2,402	116	64	-	-	11,556

Investments in real estate	39	434	17	-	-	-	491
Investments on balance sheet	166,803	112,267	1,684	139	18	-	280,911

Off balance sheet investments third parties	235,576	145,163	4,240	208,538	-	-	593,517
Total revenue generating investments	402,379	257,430	5,924	208,677	18	-	874,428

Investments

Financial assets measured at FVOCI

- Backing insurance contracts without direct part.	43,370	-	1,426	-	-	-	44,796

- Backing investment contracts without direct part.	6,558	-	-	-	-	-	6,558

- Non-insurance related assets	-	-	3	46	-	-	49

Financial assets measured at FVPL

- Backing direct part insurance contracts	71,228	42,683	190	-	-	-	114,101

- Backing insurance contracts without direct part.	7,368	1,185	28	-	-	-	8,581

- Backing direct part investment contracts	27,171	23,548	-	-	-	-	50,719

- Backing investment contracts without direct part.	632	-	19	-	-	-	651

- Non-insurance related assets	96	44,417	-	27	-	-	44,540

Financial assets measured at amortized cost	10,340	-	1	67	18	-	10,425

Investments in real estate	39	434	17	-	-	-	491
Total investments on balance sheet	166,803	112,267	1,684	139	18	-	280,911

Investments in joint ventures	-	-	1,072	450	-	-	1,522

Investments in associates	-	-	-	279	2,609	-	2,889

Other assets	24,149	3,257	5,633	531	10,104	(13,127)	30,547
Consolidated total assets	190,953	115,523	8,390	1,400	12,731	(13,127)	315,870

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	14

EUR Millions	Americas	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
December 31, 2023

Investments

Shares	267	16,192	23	9	-	-	16,491

Debt securities	47,547	6,916	1,295	52	-	-	55,811

Unconsolidated investment funds	92,520	74,719	173	-	-	-	167,411

Loans	10,156	2,269	3	-	18	-	12,446

Other financial assets	11,187	2,266	166	115	-	-	13,735

Investments in real estate	38	433	17	-	-	-	488
Investments on balance sheet	161,715	102,795	1,678	176	18	-	266,382

Off balance sheet investments third parties	225,090	135,270	3,711	195,304	-	-	559,375
Total revenue generating investments	386,806	238,064	5,389	195,480	18	-	825,757

Investments

Financial assets measured at FVOCI

- Backing insurance contracts without direct part.	42,973	-	1,439	-	-	-	44,412

- Backing investment contracts without direct part.	5,854	-	-	-	-	-	5,854

- Non-insurance related assets	-	-	1	97	-	-	98

Financial assets measured at FVPL

- Backing direct part insurance contracts	67,532	40,008	173	-	-	-	107,714

- Backing insurance contracts without direct part.	9,696	1,243	27	-	-	-	10,967

- Backing direct part investment contracts	24,988	22,771	-	-	-	-	47,759

- Backing investment contracts without direct part.	386	-	19	-	-	-	405

- Non-insurance related assets	-	-	1	97	-	-	98

Financial assets measured at amortized cost	10,156	-	1	52	18	-	10,227

Investments in real estate	38	433	17	-	-	-	488
Total investments on balance sheet	161,715	102,795	1,678	176	18	-	266,382

Investments in joint ventures	-	-	1,034	397	-	-	1,430

Investments in associates	-	-	5	279	2,622	-	2,906

Other assets	24,700	2,470	5,948	606	10,575	(13,436)	30,863
Consolidated total assets	186,415	105,265	8,664	1,457	13,215	(13,436)	301,581

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	15

3.4 Insurance, reinsurance and investment contracts with discretionary participation features

EUR Millions	Americas	United Kingdom	International	Eliminations	Total
June 30, 2024

Insurance contracts 1	139,337	42,977	6,351	(5,388)	183,276

Direct participating contracts	73,918	42,369	209	-	116,496

Without direct participation contracts	65,419	608	6,107	(5,388)	66,746

Contracts measured under the PAA	-	-	35	-	35

Investment contracts with DPF
Direct participating contracts	-	22,533	-	-	22,533

Insurance contracts and investment contracts without participation features	139,337	65,510	6,350	(5,388)	205,809

Reinsurance contracts held 2	15,936	(2)	5,182	(5,347)	15,769

1
Total insurance contracts is EUR 183,276 million which comprises of EUR 56 million insurance contract assets and EUR 183,332 million insurance contract liabilities.

2
Total reinsurance contracts is EUR 15,769 million which comprises of EUR 16,267 million reinsurance contract assets and EUR 497 million reinsurance contract liabilities.

EUR Millions	Americas	United Kingdom	International	Eliminations	Total
December 31, 2023

Insurance contracts 1	135,934	40,329	6,625	(5,626)	177,262

Direct participating contracts	70,436	39,687	193	-	110,315

Without direct participation contracts	65,499	642	6,393	(5,626)	66,907

Contracts measured under the PAA	-	-	39	-	39

Investment contracts with DPF
Direct participating contracts	-	21,594	-	-	21,594

Insurance contracts and investment contracts without participation features	135,934	61,922	6,625	(5,626)	198,855

Reinsurance contracts held 2	16,166	2	5,445	(5,613)	16,000

1
Total insurance contracts is EUR 177,262 million which comprises of EUR 185 million insurance contract assets and EUR 177,446 million insurance contract liabilities.

2
Total reinsurance contracts is EUR 16,000 million which comprises of EUR 16,608 million reinsurance contract assets and EUR 608 million reinsurance contract liabilities.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	16

4. Insurance service result

EUR Millions	1H 2024		1H 2023
	Insurance contracts	Investment contracts with DPF	Insurance contracts	Investment contracts with DPF

Insurance revenue

Expected insurance claims and other insurance service expenses to be incurred	3,999	17	4,294	16

Earnings released from contractual service margin (“CSM”)	485	17	480	6

Release of risk adjustment for non-financial risk	154	7	198	7

Allocated portion of consideration that relates to recovery acquisition costs	322	-	272	-

Other	(9)	-	(38)	-
Contracts not measured under the PAA	4,951	41	5,206	29

Contracts measured under the PAA	51	-	77	-
Total insurance revenue	5,002	41	5,282	29

Insurance service expenses

Incurred claims and other incurred insurance service expenses	(4,222)	(21)	(4,160)	(14)

Changes in fulfilment cash flows relating to incurred claims	(14)	-	(13)	-

Onerous contract losses (and reversals)	(817)	-	(635)	-

Amortization of insurance acquisition costs	(322)	-	(272)	-
Contracts not measured under the PAA	(5,375)	(21)	(5,080)	(14)

Contracts measured under the PAA	(59)	-	(83)	-
Total insurance service expenses	(5,434)	(21)	(5,163)	(14)

Net income / (expenses) on reinsurance held

Assumption changes that relate to (a reversal of) underlying onerous contracts	111	-	33	-

Experience adjustments that relate to (a reversal of) underlying onerous contracts	245	-	425	-

Release of the contractual service margin for services received	(15)	-	(7)	-

Release of risk adjustment for non-financial risk	(44)	-	(73)	-

Experience adjustments on current service	109	-	(200)	-

Changes in fulfilment cash flows relating to incurred claims	3	-	5	-

New contracts issued: loss on initial recognition of underlying contracts	-	-	(6)	-

Establishing of loss recovery component from onerous underlying contracts	-	-	7	-

Reversals of a loss-recovery component other than changes in the FCF of reinsurance contracts held	-	-	(1)	-
Contracts not measured under the PAA	408	-	184	-

Contracts measured under the PAA	-	-	1	-
Total net income / (expenses) on reinsurance held	408	-	185	-

Insurance service result	(24)	20	304	15

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	17

The following table shows the revenue recognized on insurance and investments contracts with discretionary participating features by transition method. Other contracts comprise contracts transitioned under the full retrospective approach and contracts issued after the transition to IFRS 17.

EUR millions	1H 2024	1H 2023

Insurance contracts
Related to contracts transitioned under the modified retrospective method	266	260
Related to contracts transitioned under the fair value approach	4,080	4,478
Other contracts	656	544
Total revenue reported in the period	5,002	5,282

Investment contracts with discretionary participating features
Related to contracts transitioned under the fair value approach	41	29
Total revenue reported in the period	41	29
Total revenue reported in the period – all contracts	5 043	5 312
5. Total net investment result

EUR Millions	1H 2024	1H 2023

Insurance net investment result	(138)	(32)
Other net investment result	131	107
Financing net investment result	(95)	(90)
Total net investment result	(102)	(15)

Unaudited	Aegon Ltd. Form 6 -K for the six months ended June 30, 2024	18

Insurance net investment result

EUR Millions	1H 2024
	Insurance contracts		Investment contracts with DPF
	Direct Part.	Without direct part.	Direct Part.	Without direct part.	Total

Insurance investment return

Interest revenue on financial instruments calculated using the effective interest method	-	1,356	-	-	1,356

Interest revenue on financial instruments measured at FVPL	92	167	63	-	321

Other investment income	460	6	306	-	772

Results from financial transactions	6,458	(247)	1,277	-	7,489

Impairment losses / (reversals)	-	(58)	-	-	(58)

Interest expenses	-	(101)	-	-	(101)

P&L impacts	7,010	1,123	1,646	-	9,779

Gains / (losses) on financial assets measured at FVOCI	-	(1,145)	-	-	(1,145)
Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI	-	47	-	-	47
OCI impacts	-	(1,098)	-	-	(1,098)

Total insurance investment return	7,010	25	1,646	-	8,682

Interest accreted to insurance contracts	-	(1,538)	-	-	(1,538)

Changes in interest rates and other financial assumptions	-	1,725	-	-	1,725
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	-	(286)	-	-	(286)
Change in fair value of underlying assets of products with direct participating features	(8,070)	-	(1,661)	-	(9,731)
Change in fulfilment value not recognized in CSM due to risk mitigation option	1,293	-	-	-	1,293

Total insurance finance income / (expenses)	(6,776)	(99)	(1,661)	-	(8,537)

Amounts recognized in profit or loss	(6,777)	(1,804)	(1,661)	-	(10,243)

Amounts recognized in OCI	1	1,705	-	-	1,706

Interest accreted to reinsurance contracts	-	312	-	-	312

Changes in interest rates and other financial assumptions	-	(509)	-	-	(509)
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	-	65	-	-	65

Changes in risk of non-performance of reinsurers	-	(4)	-	-	(4)
Reinsurance finance income / (expenses) on reinsurance held	-	(137)	-	-	(137)

Amounts recognized in profit or loss	-	325	-	-	325

Amounts recognized in OCI	-	(462)	-	-	(462)

Insurance net investment result	234	(210)	(16)	-	8

Amounts recognized in profit or loss	233	(356)	(16)	-	(138)

Amounts recognized in OCI	1	146	-	-	147

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	19

EUR Millions	1H 2023
	Insurance contracts		Investment contracts with DPF
	Direct Part.	Without direct part.	Direct Part.	Without direct part.	Total

Insurance investment return

Interest revenue on financial instruments calculated using the effective interest method	-	1,396	-	-	1,396

Interest revenue on financial instruments measured at FVPL	134	199	48	-	382

Other investment income	532	7	242	-	781

Results from financial transactions	6,144	(55)	378	-	6,467

Impairment losses / (reversals)	-	(80)	-	-	(80)

Interest expenses	-	(114)	-	-	(114)

P&L impacts	6,810	1,353	668	-	8,832
Gains / (losses) on investments in equity instruments designated at FVOCI	-	0	-	-	0
Gains / (losses) on financial assets measured at FVOCI	-	567	-	-	567
Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI	-	100	-	-	100

OCI impacts	-	667	-	-	667

Total insurance investment return	6,810	2,021	668	-	9,500

Interest accreted to insurance contracts	-	(1,564)	-	-	(1,564)

Changes in interest rates and other financial assumptions	-	(687)	-	-	(687)
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	-	(476)	-	-	(476)

Change in fair value of underlying assets of products with direct participating features	(7,470)	-	(676)	-	(8,147)
Change in fulfilment value not recognized in CSM due to risk mitigation option	780	-	-	-	780

Insurance finance expenses from PAA contracts	-	(12)	-	-	(12)

Total insurance finance income / (expenses)	(6,691)	(2,739)	(676)	-	(10,106)

Amounts recognized in profit or loss	(6,692)	(1,877)	(676)	-	(9,246)

Amounts recognized in OCI	2	(862)	-	-	(860)

Interest accreted to reinsurance contracts	-	319	-	-	319
Changes in interest rates and other financial assumptions	-	91	-	-	91
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	-	157	-	-	157

Changes in risk of non-performance of reinsurers	-	(5)	-	-	(5)
Reinsurance finance income / (expenses) on reinsurance held	-	563	-	-	563

Amounts recognized in profit or loss	-	382	-	-	382

Amounts recognized in OCI	-	181	-	-	181

Insurance net investment result	120	(155)	(8)	-	(43)

Amounts recognized in profit or loss	118	(142)	(8)	-	(32)

Amounts recognized in OCI	2	(14)	-	-	(12)

Unaudited	Aegon Ltd . Form 6 -K for the six months ended June 30, 2024	20

Results from financial transactions

EUR Millions	1H 2024		1H 2023
	Insurance related	Non-insurance related	Insurance related	Non-insurance related

Fair value gains and losses - derivatives	(1,054)	(24)	(806)	2

Fair value changes of financial assets at FVPL	8,613	4,347	7,400	3,213

Other	(71)	(25)	(127)	(3)
Results from financial transactions	7,489	4,297	6,467	3,212
Insurance finance income / (expenses)

EUR Millions	1H 2024	1H 2023

General model	(1,804)	(1,865)
Variable fee approach	(8,439)	(7,369)
Premium allocation approach	-	(12)
Insurance finance income / (expenses)	(10,243)	(9,246)
Investment contract income / (expenses)

EUR Millions	1H 2024	1H 2023

Fair value changes in financial liabilities - policyholders	(1,970)	(2,255)
Fair value changes in other financial liabilities	(3,120)	(1,403)
Other	9	3
Investment contract income / (expenses)	(5,081)	(3,654)
6. Fee and commission income

EUR millions	1H 2024	1H 2023

Fee income from asset management	1,054	963
Commission income	25	10
Securities lending income	-	-
Other fee and commission income	117	84
Fee and commission income	1,197	1,057

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	21

7. Other operating expenses

EUR Millions	1H 2024		1H 2023
	Insurance related	Non-insurance related	Insurance related	Non-insurance related

Policyholder claims and benefits	3,530	-	3,466	-

Onerous contract losses (and reversals)	818	-	636	-

Commissions	711	476	690	636

Handling and clearing fees	-	15	(1)	17

Right of use assets – interest expense	-	3	-	3

Employee expenses	306	581	289	536

Administration expenses	245	376	289	394

Deferred transaction expenses	-	(16)	-	(13)

Amortization of deferred expenses	-	11	-	10

Amortization of other intangibles	-	9	-	3
Total	5,611	1,456	5,369	1,587

Amounts attributed to insurance acquisition cash flows	(488)	-	(474)	-

Amortization of insurance acquisition cash flows	322	-	272	-

Amortization of insurance acquisition cash flows PAA	10	-	10	-
Total commissions and expenses	5,455	1,456	5,177	1,587
8. Income Tax
The income tax includes recurring beneficial impacts such as the dividend received deduction and tax credits in the United States.
Non-taxable
income for the half year period ended, June 30, 2024, mainly relates to the regular dividend received deduction in the United States. Tax credits mainly include tax benefits in the United States from investments that provide affordable housing to individuals and families that meet median household income requirement.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	22

9. Investments

EUR Millions					June 30, 2024
	Insurance related
	Insurance contracts		Investment contracts with DPF
	Direct Part.	Without direct part.	Direct Part.	Without direct part.	Non- Insurance related	Total

Financial assets measured at FVOCI – with recycling	-	44,758	-	6,558	48	51,364

Financial assets measured at FVOCI – no recycling	-	38	-	-	1	39

Financial assets measured at amortized cost	-	8,001	-	2,340	85	10,425

Financial assets measured at FVPL – designated	114,101	2,167	50,719	19	44,427	211,433

Financial assets measured at FVPL – mandatory	-	6,414	-	632	114	7,160

Total financial assets, excluding derivatives	114,101	61,378	50,719	9,550	44,673	280,421

Investments in real estate	227	56	144	-	63	491

Total investments	114,328	61,434	50,864	9,550	44,736	280,911
						December 31, 2023
	Insurance related
	Insurance contracts		Investment contracts with DPF
	Direct Part.	Without direct part.	Direct Part.	Without direct part.	Non- Insurance related	Total

Financial assets measured at FVOCI – with recycling	-	44,404	-	5,854	97	50,354

Financial assets measured at FVOCI – no recycling	-	9	-	-	1	10

Financial assets measured at amortized cost	-	7,941	-	2,216	70	10,227

Financial assets measured at FVPL – designated	107,714	2,078	47,759	19	38,347	195,916

Financial assets measured at FVPL – mandatory	-	8,889	-	386	111	9,386

Total financial assets, excluding derivatives	107,714	63,321	47,759	8,474	38,626	265,894

Investments in real estate	227	55	152	-	54	488

Total investments	107,941	63,376	47,911	8,474	38,680	266,382
Financial assets excluding derivatives

EUR millions

Financial assets	June 30, 2024	December 31, 2023

where Aegon bears the risk	71,558	72,504
where policyholders bear the risk	208,862	193,390

Total	280,421	265,894

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	23

Financial assets, where Aegon bears the risk, excluding derivatives

EUR millions	FVOCI (with recycling)	FVOCI (no recycling)	Amortized cost	FVPL (designated)	FVPL (mandatory)	Total	Fair value

Shares	-	39	-	-	274	313	313

Debt securities	48,310	-	67	1,638	814	50,829	50,829

Money market and other short-term investments	3,025	-	-	156	1,908	5,089	5,089

Deposits with financial institutions	-	-	18	-	-	18	18

Loans	-	-	10,340	73	-	10,413	9,175

Other	29	-	1	704	4,163	4,897	4,897

June 30, 2024	51,364	39	10,425	2,570	7,160	71,558	70,320

EUR millions	FVOCI (with recycling)	FVOCI (no recycling)	Amortized cost	FVPL (designated)	FVPL (mandatory)	Total	Fair value

Shares	-	10	-	-	291	300	300

Debt securities	47,191	-	52	1,538	858	49,639	49,639

Money market and other short-term investments	3,135	-	-	215	3,999	7,349	7,349

Deposits with financial institutions	-	-	18	-	-	18	18

Loans	-	-	10,157	-	-	10,157	9,025

Other	29	-	1	773	4,239	5,041	5,041

December 31, 2023	50,354	10	10,227	2,526	9,386	72,504	71,372
Financial assets where policyholders bear the risk, excluding derivatives

EUR millions	June 30, 2024	December 31, 2023

Shares	18,421	16,191

Debt securities	6,316	6,172

Money market and other short-term investments	1,571	1,346

Unconsolidated investment funds	180,805	167,411

Deposits with financial institutions	1,749	2,271

Other	-	-

Total	208,862	193,390

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	24

10. Fair value
The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy.

	June 30, 2024				December 31, 2023
EUR Millions	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Financial assets carried at fair value

Financial assets measured at FVOCI

Shares	35	-	4	39	5	-	4	10

Debt securities	5,365	42,345	600	48,310	5,644	41,031	516	47,191

Money markets and other short-term instruments	2,976	47	2	3,025	3,028	97	9	3,135
Other investments at fair value	-	29	-	29	-	29	-	29

Total Financial assets measured at FVOCI	8,376	42,420	607	51,403	8,678	41,157	530	50,364

Financial assets measured at fair value through profit or loss

Shares	156	31	86	274	153	43	94	291

Debt securities	302	2,054	97	2,453	302	2,009	86	2,396

Money market and other short-term investments	1,906	158	-	2,064	4,041	173	-	4,215

Loans	-	-	73	73	-	-	-	-

Other investments at fair value	1	704	4,162	4,867	1	773	4,237	5,011

Derivatives	11	868	9	889	47	1,374	8	1,429
Investments where the policyholder bears the risk 1	95,567	112,974	322	208,862	90,027	103,022	342	193,390
Total Financial assets measured at fair value through profit or loss	97,943	116,790	4,749	219,481	94,570	107,395	4,767	206,732
Total financial assets at measured at fair value	106,319	159,210	5,356	270,884	103,248	148,551	5,297	257,096

Financial liabilities carried at fair value

Investment contracts without DPF where the policyholder bears the risk 2	-	73,494	-	73,494	-	65,044	-	65,044

Borrowings 3	-	-	-	-	-	-	-	-
Derivatives	26	2,454	1	2,482	39	2,434	6	2,479
Total financial liabilities measured at fair value	26	75,948	1	75,976	39	67,478	6	67,523
1
The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.
2
The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
3
Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.
There has been no change in Fair value valuation methods compared to note 38 of Form
20-F
2023.
Significant transfers between Level I, Level II and Level III
There have been no significant transfers between Level I, II and III for financial assets and financial liabilities recorded at fair value on a recurring basis during the six-month
period ended June 30, 2024.
Movements in Level III financial instruments measured at fair value
The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level III), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	25

Unrealized gains and losses for the period recorded in the P&L for instruments held on June 30, 2024

EUR millions	January 1, 2024	Total gains / losses in income statement 1	Total gains / losses in OCI 2	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2024	Total 3
Financial assets measured at fair value through other comprehensive income

Shares	4	-	-	-	-	-	-	-	-	-	4	-

Debt securities	516	5	(15)	18	(25)	(17)	16	-	112	(11)	600	-
Money markets and other short- term instruments	9	-	(7)	-	-	-	-	-	-	-	2	-
	530	5	(21)	18	(25)	(17)	16	-	112	(11)	607	-

Financial assets measured at fair value through profit or loss

Shares	94	-	-	9	(20)	-	3	-	-	-	86	(1)

Debt securities	86	(7)	-	2	(2)	(3)	3	-	33	(14)	97	(7)

Loans	-	(1)	-	6	-	-	1	68	-	-	73	(1)

Other investments at fair value	4,237	(212)	-	247	(171)	-	128	(68)	-	-	4,162	(229)

Derivatives	8	2	-	-	-	-	-	-	-	-	9	1
Investments where the policyholder bears the risk	342	(1)	-	35	(62)	-	9	-	-	-	322	(8)
Total Financial assets measured at fair value through profit or loss	4,767	(220)	-	299	(256)	(3)	143	-	33	(14)	4,749	(246)

Total assets at fair value	5,296	(214)	(21)	317	(281)	(20)	159	-	145	(25)	5,356	(246)

Derivatives	6	(5)	-	-	-	-	-	-	-	-	1	-
Total financial liabilities measured at fair value	6	(5)	-	-	-	-	-	-	-	-	1	-
1
Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.
2
Total gains and losses are recorded in line items Gains / (losses) on financial assets measured at FVOCI and Gains / (losses) transferred to income statement on disposal of financial assets. measured at FVOCI of the statement of comprehensive income.
3
Total gains / (losses) for the period during which the financial instrument was in Level III.

Unaudited	Aegon Ltd. Form 6 -K for the six months ended June 30, 2024	26

Unrealized gains and losses for the period recorded in the P&L for instruments held on December 31, 2023

EUR millions	January 1, 2023	Total gains / losses in income statement 1	Total gains / losses in OCI 2	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2023	Total 3
Financial assets measured at fair value through other comprehensive income

Shares	4	-	-	-	-	-	-	-	-	4	-

Debt securities	181	(1)	11	263	(124)	(15)	(12)	214	(1)	516	-
Money markets and other short- term instruments	5	-	4	-	-	-	-	-	-	9	-
	191	(1)	15	263	(124)	(15)	(12)	214	(1)	530	-

Financial assets measured at fair value through profit or loss

Shares	127	2	-	12	(47)	-	(4)	5	-	94	3

Debt securities	35	17	-	38	(43)	(4)	(2)	46	-	86	(8)

Money markets and other short-term instruments	1	-	-	-	-	-	-	-	(1)	-	-

Other investments at fair value	4,050	(65)	-	652	(254)	-	(144)	-	-	4,237	(70)

Derivatives	11	(3)	-	-	(1)	-	-	-	-	8	(3)
Investments where the policyholder bears the risk	402	(37)	-	37	(59)	-	(1)	-	-	342	-
Total Financial assets measured at fair value through profit or loss	4,626	(87)	-	738	(404)	(4)	(151)	51	(2)	4,767	(78)
Total assets at fair value	4,817	(88)	15	1,001	(528)	(19)	(163)	265	(3)	5,296	(78)

Derivatives	12	(6)	-	-	-	-	-	-	-	6	-
Total financial liabilities measured at fair value	12	(6)	-	-	-	-	-	-	-	6	-

1
Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.
2
Total gains and losses are recorded in line items Gains / (losses) on financial assets measured at FVOCI and Gains / (losses) transferred to income statement on disposal of financial assets. measured at FVOCI of the statement of comprehensive income.
3
Total gains / (losses) for the period during which the financial instrument was in Level III.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30 , 2024	27

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

	Carrying amount	Total estimated fair value	Carrying amount	Total estimated fair value
EUR millions	June 30, 2024		December 31, 2023
Assets
Mortgage loans - held at amortized cost	10,340	9,102	10,157	9,025
Other loans - held at amortized cost	85	85	70	70

Liabilities
Subordinated borrowings - held at amortized cost	1,595	1,446	2,244	2,122
Trust pass-through securities - held at amortized cost	109	129	111	125
Borrowings – held at amortized cost	2,918	3,000	2,356	2,459
Investment contracts - held at amortized cost	10,933	9,364	10,222	8,755
Financial instruments for which carrying value approximates fair value.
Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivables, short-term liabilities, and accrued liabilities. These instruments are not included in the table ab ove
.
11. Shareholders’ equity
11.1 Share capital

EUR millions	June 30, 2024	December 31, 2023

Share capital - par value	265	265

Share premium	6,853	6,853
Total share capital	7,118	7,118

Share capital - par value

Balance on January 1	265	319

Shares withdrawn	-	(54)
Balance	265	265

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	28

11.2 Treasury shares
Movements in the number of treasury common shares held by Aegon Ltd. were as follows:

EUR millions	1H 2024		FY 2023
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

On January 1	72,320	345	145,821	662

Transactions in 2024:
Purchase: 1 transaction, average price EUR 5.38	85,321	459	-	-
Sale: 1 transaction, average price EUR 4.77	(6,650)	(32)	-	-
Purchase: 1 transaction, average price EUR 5.81	44,904	261	-	-

Transactions in 2023:
Purchase: 1 transaction, average price EUR 5.00	-	-	8,516	43

Sale: 2 transactions, average price EUR 4.46	-	-	(4,924)	(22)

Purchase: 1 transaction, average price EUR 4.27	-	-	46,798	200

Sale: 1 transaction, average price EUR 4.46	-	-	(69)	-

Share withdrawn: 1 transaction, average price EUR 4.59	-	-	(79,703)	(366)

Purchase: 2 transactions, average price EUR 4.77	-	-	170,881	815

Share Withdrawn: 1 transaction, average price EUR 4.59	-	-	(215,000)	(986)

Closing balance	195,895	1,033	72,320	345
Movements in the number of treasury common shares B held by Aegon Ltd. were as follows:

EUR millions	1H 2024		FY 2023
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

On January 1	7,945	1	51,763	6

No transactions in 2024	-	-	-	-

Transactions in 2023:
Share withdrawn: 1 transaction, average price EUR 0.11	-	-	(43,817)	(5)
Purchase: 1 transaction, average price EUR 0.13	-	-	112,619	15
Share withdrawn: 1 transaction, average price EUR 0.13	-	-	(112,619)	(15)

Closing balance	7,945	1	7,945	1
In the first half of 2024, Aegon completed its EUR 1.535 billion (EUR 815 million in 2023; EUR 459 million and EUR 261 million in 2024) share buyback. As announced on July 6, 2023, EUR 1.5 billion of the share buyback related to the transaction to combine Aegon the Netherlands with a.s.r. On April 9, 2024, Aegon announced that this share buyback was increased by EUR 35 million in relation to the share-based compensation plans for senior management.
Between July 6, 2023, and June 28, 2024, 301 million common shares were repurchased for a total amount of EUR 1.535 billion, at an average price of EUR 5.0966 per share. As previously announced, Aegon intends to cancel all of the shares related to the EUR 1.5 billion share buyback.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	29

11.3 Earnings per share

EUR millions	1H 2024	1H 2023

Earnings per share (EUR per share)

Basic earnings per common share	(0.05)	(0.12)

Basic earnings per common share B	-	-

Diluted earnings per common share	(0.05)	(0.12)

Diluted earnings per common share B	-	-

Earnings per share calculation

Net result attributable to owners of Aegon Ltd.	(52)	(201)

Coupons on other equity instruments	(39)	(24)

Earnings attributable to common shares and common shares B	(91)	(225)

Earnings attributable to common shareholders	(91)	(224)

Earnings attributable to common shareholders B	(1)	(1)

Weighted average number of common shares outstanding (in millions)	1,663	1,935

Weighted average number of common shares B outstanding (in millions)	382	494
2024 interim dividend
Aegon will pay an interim dividend for 2024 of EUR 0.16 per common share and of EUR 0.004 per common share B absent any unforeseen circumstances, which amounts to an aggregate interim dividend of approximately EUR 257 million.
The proposal of EUR 0.16 per common share is identical to the final year 2023 dividend per common share and is in line with analysts’ expectations.
Final dividend 2023
On June 12, 2024, Aegon Ltd.’s Annual General Meeting (AGM) approved a final dividend for 2023 of EUR 0.16 per common share, bringing Aegon’s total dividend for 2023 to EUR 0.30 per common share. Aegon’s shares were quoted ex-dividend
on June 14, 2024. The record date for the dividend was June 17, 2024, and the dividend has been payable as of July 8, 2024. Consequently, an accrual of EUR 262 million has been recorded per June 30, 2024.
2023 interim dividend
Aegon paid a 2023 interim dividend of EUR 0.14 per common share and EUR 0.0035 per common share B. The dividend was
paid on September 27, 2023.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	30

11.4 Revaluation reserves

EUR millions

	Investments measured at fair value through OCI	Real estate held for own use	Cash flow hedging reserve	Insurance contracts	Reinsurance contracts held	Total

On January 1, 2024	(3,300)	9	842	939	(2,261)	(3,770)
Gross revaluation	(1,249)	-	(87)	1,706	(462)	(92)
Net (gains) / losses transferred to income statement	61	-	(60)	-	-	1
Foreign currency translation differences	(109)	-	25	38	(72)	(118)
Tax effect	246	-	32	(404)	148	21
On June 30, 2024	(4,351)	10	751	2,280	(2,647)	(3,958)

On January 1, 2023	(5,251)	15	1,024	2,215	(2,566)	(4,563)
Gross revaluation	1,552	(2)	(62)	(1,626)	349	211
Net (gains) / losses transferred to income statement	706	-	(130)	-	-	577
Foreign currency translation differences	138	-	(31)	(47)	82	142
Tax effect	(487)	-	42	397	(126)	(174)
Disposal of group assets	42	(3)	-	-	-	38
On December 31, 2023	(3,300)	9	842	939	(2,261)	(3,770)
The revaluation accounts for both investments measured at FVOCI and for real estate held for own use include unrealized gains and losses on these investments, net of tax. Upon sale, the amounts realized are recognized in the income statement (for FVOCI investments with recycling and insurance contracts without direct participating features) or transferred to retained earnings (for real estate held for own use). Upon impairment, unrealized losses are recognized in the income statement.
The closing balances of the revaluation reserve for investments measured at FVOCI relate to the following instruments:

EUR Millions	2024	2023

Shares	3	2

Debt securities	(4,349)	(3,297)

Money market and other short-term investments	(5)	(5)
Revaluation reserve for investments measured at FVOCI	(4,351)	(3,300)

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	31

12. Insurance contracts, reinsurance contracts held and investment contracts with discretionary participating features
12.1 Contracts by measurement model
The following tables show the assets and liabilities for groups of insurance contracts issued and reinsurance contracts held by measurement model.

Insurance contracts

EUR millions	Contracts not measured under the PAA	Contracts measured under the PAA	Total

Portfolios in an asset position	56	-	56

Portfolios in a liability position	183,297	35	183,332
Net balance, on June 30, 2024	183,242	35	183,276

Portfolios in an asset position	185	-	185

Portfolios in a liability position	177,407	39	177,446
Net balance, on December 31, 2023	177,223	39	177,262

Reinsurance contracts held

EUR millions	Contracts not measured under the PAA	Contracts measured under the PAA	Total

Portfolios in an asset position	16,259	8	16,267

Portfolios in a liability position	(497)	-	(497)
Net closing balance, on June 30, 2024	15,762	8	15,769

Portfolios in an asset position	16,601	7	16,608

Portfolios in a liability position	(608)	-	(608)
Net ending balance, on December 31, 2023	15,993	7	16,000
All groups of investment contracts with discretionary participating features were not measured under PAA and were in a liability position at the reporting and comparative dates.
12.2 Movements in carrying amounts on insurance contracts, investment contracts with discretionary participation features and reinsurance contracts held.
The following tables show the movement in the net carrying amounts of insurance contracts issued, investment contracts with discretionary participating features issued and reinsurance contracts held. Two types of tables are presented:
♦	Tables that analyze movements by type of liabilities and reconciles them to the condensed consolidated income statement and the condensed consolidated statement of comprehensive inc ome.
♦	Tables that analyze movements by measurement component

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	32

12.2.1 Movement schedules by type of liability

Insurance contracts not measured under PAA - movement schedule by type

	Remaining coverage
EUR millions	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	1,589	(1,042)	(362)	185

Opening liabilities	159,113	945	17,349	177,407
Net balance, on January 1, 2024	157,524	1,987	17,711	177,223

Insurance revenue	(4,951)	-	-	(4,951)

Incurred claims and other insurance service expenses	-	(140)	4,371	4,232

Amortization of insurance acquisition cash flows	322	-	-	322

Losses (and reversal of losses) on onerous contracts	-	821	-	821

Insurance service expenses	322	682	4,371	5,375

Investment components	(2,605)	-	2,605	-
Insurance service result	(7,234)	682	6,976	424

Insurance finance (income) / expenses (P&L and OCI)	6,852	23	-	6,875

Cash flows	(3,638)	(132)	(2,481)	(6,251)

Contracts disposed during the period	7	(94)	-	(87)

Transfers to disposal groups	(48)	14	17	(17)

Other movements	1	-	(5)	(4)

Transfer (to)/from other headings	(1)	1	-	-

Net exchange differences	4,432	65	582	5,078
Net balance, on June 30, 2024	157,895	2,546	22,801	183,242
Closing assets	1,710	(1,235)	(419)	56
Closing liabilities	159,605	1,311	22,381	183,297

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	33

	Remaining coverage
EUR millions	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	40	(1)	(2)	36

Opening liabilities	163,758	1,455	10,468	175,681
Net balance, on January 1, 2023	163,719	1,456	10,470	175,645

Insurance revenue	(10,195)	-	-	(10,195)

Incurred claims and other insurance service expenses	-	(186)	8,593	8,407

Amortization of insurance acquisition cash flows	558	-	-	558

Losses (and reversal of losses) on onerous contracts	-	1,084	-	1,084

Adjustments to liabilities for incurred claims	-	-	9	9

Insurance service expenses	558	899	8,601	10,058

Investment components	(4,834)	-	4,834	-
Insurance service result	(14,471)	898	13,436	(137)

Insurance finance (income) / expenses (P&L and OCI)	17,262	81	-	17,343

Cash flows	(4,892)	(150)	(5,582)	(10,624)

Contracts disposed during the period	(347)	-	-	(347)

Transfers to disposal groups	(1)	(211)	(133)	(345)

Other movements	20	-	-	20

Transfer (to)/from other headings	(514)	(33)	36	(512)

Net exchange differences	(3,252)	(54)	(515)	(3,821)
Net balance, on December 31, 2023	157,524	1,987	17,711	177,223
Closing assets	1,589	(1,042)	(362)	185
Closing liabilities	159,113	945	17,349	177,407

Unaudited	Aeg on Ltd. Form 6-K for the six months ended June 30, 2024	34

Reinsurance contracts held not measured under the PAA - movement schedule by type

	Asset for remaining coverage
EUR millions	Excluding loss recovery component	Loss recovery component	Asset for Incurred claims	Total

Opening assets	16,457	349	(205)	16,601

Opening liabilities	(1,738)	947	183	(608)
Net balance, on January 1, 2024	14,719	1,296	(22)	15,993

Net expenses from reinsurance contracts	(200)	402	206	408

Other reinsurance finance income / (expenses)	(134)	2	-	(132)

Effect of changes in risk of non-performance of reinsurers	(4)	-	-	(4)
Total changes in the statements of P&L and OCI	(338)	404	206	272

Cash flows	(657)	(63)	(227)	(947)

Reinsurance contracts disposed in the year	49	(79)	-	(30)
Transfers to disposal groups	319	(327)	(3)	(10)

Net exchange differences	449	37	(1)	485
Net balance, on June 30, 2024	14,541	1,267	(46)	15,762

Closing assets	16,406	129	(276)	16,259

Closing liabilities	(1,865)	1,138	230	(497)

	Asset for remaining coverage
EUR millions	Excluding loss recovery component	Loss recovery component	Asset for Incurred claims	Total

Opening assets	14,801	1,607	526	16,934

Opening liabilities	(217)	(57)	5	(270)
Net balance, on January 1, 2023	14,584	1,549	530	16,664

Net expenses from reinsurance contracts	453	(235)	(38)	181

Other reinsurance finance income / (expenses)	1,026	34	-	1,060

Effect of changes in risk of non-performance of reinsurers	(12)	-	-	(12)
Total changes in the statements of P&L and OCI	1,467	(200)	(37)	1,229

Cash flows	(397)	(158)	(425)	(979)

Transfers to disposal groups	(440)	139	(88)	(389)
Other movements	16	-	1	17

Net exchange differences	(511)	(34)	(4)	(550)
Net balance, on December 31, 2023	14,719	1,296	(22)	15,993

Closing assets	16,457	349	(205)	16,601

Closing liabilities	(1,738)	947	183	(608)

Unaudited	Aeg on Ltd. Form 6-K for the six months ended June 30, 2024	35

Investment contracts with discretionary participating features - movement schedule by type

	Remaining coverage
EUR millions	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	-	-	-	-

Opening liabilities	21,594	-	-	21,594
Net balance, on January 1, 2024	21,594	-	-	21,594

Insurance revenue	(41)	-	-	(41)

Incurred claims and other insurance service expenses	-	-	21	21

Insurance service expenses	-	-	21	21

Investment components	(1,411)	-	1,411	-
Insurance service result	(1,452)	-	1,432	(20)

Insurance finance (income) / expenses (P&L and OCI)	1,661	-	-	1,661

Cash flows	250	-	(1,432)	(1,182)

Net exchange differences	480	-	-	480
Net balance, on June 30, 2024	22,533	-	-	22,533
Closing assets	-	-	-	-
Closing liabilities	22,533	-	-	22,533

	Remaining coverage
EUR millions	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	-	-	-	-

Opening liabilities	21,055	-	-	21,055
Net balance, on January 1, 2023	21,055	-	-	21,055

Insurance revenue	(64)	-	-	(64)

Incurred claims and other insurance service expenses	-	-	36	36

Insurance service expenses	-	-	36	36

Investment components	(2,417)	-	2,418	-
Insurance service result	(2,481)	-	2,453	(28)

Insurance finance (income) / expenses (P&L and OCI)	1,921	-	-	1,921

Cash flows	423	-	(2,453)	(2,030)

Other movements	172	-	-	172

Net exchange differences	503	-	-	503
Net balance, on December 31, 2023	21,594	-	-	21,594
Closing assets	-	-	-	-
Closing liabilities	21,594	-	-	21,594

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	36

12.2.2 Movement schedules by measurement component

Insurance contracts not measured under PAA – movement schedule by component.

EUR millions	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	475	(286)	(4)	185

Opening liabilities	166,036	3,251	8,120	177,407

Net balance, on January 1, 2024	165,562	3,537	8,124	177,223

Changes in estimates that adjust contractual service margin	(333)	(91)	424	-

Changes in estimates that result in (a reversal of) onerous contracts	789	1	-	790

New contracts issued – non-onerous	(307)	50	257	-

New contracts issued – onerous	21	10	-	32
Changes that relate to future service	171	(30)	680	821

Earnings released from contractual service margin	-	-	(485)	(485)

Release of risk adjustment	-	(158)	-	(158)

Experience adjustments on current service	241	-	-	241

Revenue recognized for incurred policyholder tax expenses	(10)	-	-	(10)
Changes that relate to current service	231	(157)	(485)	(411)

Experience adjustments on claims incurred	15	(1)	-	14
Changes that relate to past service	15	(1)	-	14
Insurance service result	416	(188)	196	424

General model

Interest accreted to insurance contracts	1,331	91	116	1,538

Changes in interest rates and other financial assumptions	(1,718)	(7)	-	(1,725)
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	288	(1)	-	286

Variable fee approach
Change in fair value of the underlying assets of products with direct participating features	8,070	-	-	8,070
Change in fulfilment value of products with direct participating features not recognized in CSM due to risk mitigation option	(1,293)	-	-	(1,293)
Insurance finance (income) / expenses	6,677	82	116	6,875

Premiums received	7,633	-	-	7,633

Claims, benefits, and expenses paid	(13,390)	-	-	(13,390)

Acquisition costs paid	(477)	-	-	(477)

Other	(17)	-	-	(17)
Cash flows	(6,251)	-	-	(6,251)

Contracts disposed during the period	(128)	-	42	(87)

Transfers to disposal groups	(28)	6	6	(17)
Other	(4)	-	-	(4)
Other movements	(160)	6	48	(107)
Net exchange differences	4,734	105	240	5,078
Net balance, on June 30, 2024	170,977	3,541	8,723	183,242
Closing assets	372	(313)	(3)	56
Closing liabilities	171,349	3,228	8,720	183,297

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	37

EUR millions	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	100	-	(64)	36

Opening liabilities	163,381	3,436	8,865	175,681

Net balance, on January 1, 2023	163,280	3,435	8,929	175,645

Changes in estimates that adjust contractual service margin	(204)	380	(176)	-

Changes in estimates that result in (a reversal of) onerous contracts	974	51	-	1,025

New contracts issued – non-onerous	(563)	90	473	-

New contracts issued – onerous	38	22	-	60
Changes that relate to future service	245	542	297	1,084

Earnings released from contractual service margin	-	-	(952)	(952)

Release of risk adjustment	-	(345)	-	(345)

Experience adjustments on current service	75	-	-	75

Revenue recognized for incurred policyholder tax expenses	(15)	-	-	(15)
Changes that relate to current service	60	(345)	(952)	(1,238)

Experience adjustments on claims incurred	17	-	-	17
Changes that relate to past service	17	-	-	17
Insurance service result	322	197	(656)	(137)

General model

Interest accreted to insurance contracts	2,680	195	223	3,098

Changes in interest rates and other financial assumptions	1,573	14	-	1,587
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	425	(4)	-	421

Variable fee approach
Change in fair value of the underlying assets of products with direct participating features	13,730	-	-	13,730
Change in fulfilment value of products with direct participating features not recognized in CSM due to risk mitigation option	(1,493)	-	-	(1,493)
Insurance finance (income) / expenses	16,915	205	223	17,343

Premiums received	14,203	-	-	14,203

Claims, benefits, and expenses paid	(23,862)	-	-	(23,862)

Acquisition costs paid	(936)	-	-	(936)

Other	(30)	-	-	(30)
Cash flows	(10,624)	-	-	(10,624)

Contracts disposed during the period	(283)	(5)	(59)	(347)

Transfers to disposal groups	(59)	(197)	(89)	(345)

Other	41	-	(21)	20
Transfer (to)/from other headings	(511)	(1)	(1)	(512)
Other movements	(811)	(203)	(169)	(1,184)
Net exchange differences	(3,520)	(98)	(203)	(3,821)
Net balance, on December 31, 2023	165,562	3,537	8,124	177,223
Closing assets	475	(286)	(4)	185
Closing liabilities	166,036	3,251	8,120	177,407

Unaudited	Aegon Ltd. Form 6-K for th e si x months ended June 30, 2024	38

Reinsurance contracts held not measured under the PAA - movement schedule by component

EUR millions	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	16,184	423	(7)	16,601

Opening liabilities	(1,024)	332	85	(608)
Net balance, on January 1, 2024	15,160	755	78	15,993

Changes in estimates that adjust the contractual service margin	(118)	(17)	135	-
Changes in estimates that relate to losses and reversals of losses on underlying onerous contracts	333	30	(7)	356

New reinsurance contracts issued / acquired recognized in the year	(5)	2	3	-

Changes that relate to future service	211	15	131	356

CSM recognized for service received	-	-	(15)	(15)

Release of risk adjustment	-	(44)	-	(44)

Experience adjustments on current service	109	-	-	109

Changes that relate to current service	109	(44)	(15)	49
Experience adjustment on claims component	3	-	-	3
Changes that relate to past service	3	-	-	3
Net income/expenses of reinsurance held	322	(29)	116	408

Reinsurance finance income / (expenses)	(148)	15	(3)	(137)

Premiums paid, net of received fixed commission	726	-	-	726

Amounts received	(1,673)	-	-	(1,673)

Cash flows	(947)	-	-	(947)

Reinsurance contracts disposed in the year	(64)	-	34	(30)

Other	(29)	5	14	(10)
Other movements	(94)	5	48	(41)

Net exchange differences	458	23	4	485
Net balance, on June 30, 2024	14,752	769	242	15,762

Closing assets	15,618	416	226	16,259

Closing liabilities	(866)	353	16	(497)

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	39

EUR millions	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	16,233	1,010	(309)	16,934

Opening liabilities	(371)	(101)	202	(270)
Net balance, on January 1, 2023	15,862	909	(107)	16,664

Changes in estimates that adjust the contractual service margin	(3)	6	(4)	-

Changes in estimates that relate to losses and reversals of losses on underlying onerous contracts	477	67	3	546

New reinsurance contracts issued / acquired recognized in the year	(330)	42	271	(17)

Initial recognition of onerous underlying contracts	-	-	12	12

Changes in contractual service margin due to establishing of loss recovery component from onerous underlying contracts	-	-	7	7

Changes in the contractual service margin due to reversals of a loss-recovery component other than changes in the FCF of reinsurance contracts held	-	-	(3)	(3)

Changes that relate to future service	144	114	286	544

CSM recognized for service received	-	-	(26)	(26)

Release of risk adjustment	-	(118)	-	(118)

Experience adjustments on current service	(217)	-	-	(217)

Changes that relate to current service	(217)	(118)	(26)	(361)
Experience adjustment on claims component	(2)	-	-	(2)
Changes that relate to past service	(2)	-	-	(2)
Net income/expenses of reinsurance held	(76)	(3)	260	181

Reinsurance finance income / (expenses)	1,013	48	(13)	1,048

Premiums paid, net of received fixed commission	2,642	-	-	2,642

Amounts received	(3,622)	-	-	(3,622)

Cash flows	(979)	-	-	(979)

Transfers to disposal groups	(149)	(176)	(63)	(389)

Other	17	-	-	17
Other movements	(132)	(176)	(63)	(371)

Net exchange differences	(528)	(23)	2	(550)
Net balance, on December 31, 2023	15,160	755	78	15,993

Closing assets	16,184	423	(7)	16,601

Closing liabilities	(1,024)	332	85	(608)

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	40

Investment contracts with discretionary participating features – by component

EUR millions	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	-	-	-	-

Opening liabilities	21,285	128	180	21,594
Net balance, on January 1, 2024	21,285	128	180	21,594

Changes in estimates that adjust contractual service margin	(71)	(3)	74	-

Changes that relate to future service	(71)	(3)	74	-

Earnings released from contractual service margin	-	-	(17)	(17)

Release of risk adjustment	-	(7)	-	(7)

Experience adjustments on current service	4	-	-	4

Changes that relate to current service	4	(7)	(17)	(20)

Insurance service result	(67)	(10)	57	(20)

General model

Variable fee approach
Change in fair value of the underlying assets of products with direct participating features	1,661	-	-	1,661

Insurance finance income / (expenses)	1,661	-	-	1,661

Premiums received	258	-	-	258

Claims, benefits, and expenses paid	(1,441)	-	-	(1,441)

Cash flows	(1,182)	-	-	(1,182)

Net exchange differences	473	3	4	480

Net balance, on June 30, 2024	22,170	121	242	22,533

Closing assets	-	-	-	-

Closing liabilities	22,170	121	242	22,533

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	41

EUR millions	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	-	-	-	-

Opening liabilities	20,874	109	72	21,055
Net balance, on January 1, 2023	20,874	109	72	21,055

Changes in estimates that adjust contractual service margin	(152)	31	121	-

Changes that relate to future service	(152)	31	121	-

Earnings released from contractual service margin	-	-	(17)	(17)

Release of risk adjustment	-	(15)	-	(15)

Experience adjustments on current service	4	-	-	4

Changes that relate to current service	4	(15)	(17)	(28)

Insurance service result	(148)	16	104	(28)

General model

Variable fee approach
Change in fair value of the underlying assets of products with direct participating features	1,921	-	-	1,921

Insurance finance income / (expenses)	1,921	-	-	1,921

Premiums received	475	-	-	475

Claims, benefits, and expenses paid	(2,506)	-	-	(2,506)

Cash flows	(2,030)	-	-	(2,030)

Other	170	-	1	172

Other movements	170	-	1	172

Net exchange differences	498	3	2	503

Net balance, on December 31, 2023	21,285	128	180	21,594

Closing assets	-	-	-	-

Closing liabilities	21,285	128	180	21,594

Unaudited	Aegon Ltd. Form 6-K for the six mont hs ended June 30, 2024	42

12.2.3 Movement schedules contractual service margin by transition method
Contractual service margin recognized on contracts
in-force
on the transition date to IFRS 17.

	Insurance contracts				Investment contracts with DPF				Reinsurance contracts held
EUR millions	MRA	FVA	Other	Total CSM	MRA	FVA	Other	Total CSM	MRA	FVA	Other	Total CSM

On January 1, 2024	1,557	4,000	2,568	8,124	-	180	-	180	-	(149)	227	78

Changes in estimates that adjust CSM	(8)	436	(4)	424	-	74	-	74	-	142	(7)	135
Changes in estimates that relate to losses and reversals of losses on underlying onerous contracts	-	-	-	-	-	-	-	-	-	(7)	(0)	(7)

New contracts issued: non-onerous	-	-	257	257	-	-	-	-	-	-	3	3
Earnings released from contractual service margin	(90)	(250)	(145)	(485)	-	(17)	-	(17)	-	8	(23)	(15)

Insurance finance income / (expense)	3	77	36	116	-	-	-	-	-	(10)	7	(3)

Cash flow - contracts disposed	-	42	-	42	-	-	-	-	-	34	-	34

Net exchange differences	47	123	70	240	-	4	-	4	-	(3)	7	4

Other	-	5	0	6	-	-	-	-	-	5	9	14

On June 30, 2024	1,508	4,433	2,783	8,723	-	242	-	242	-	20	222	242

	Insurance contracts				Investment contracts with DPF				Reinsurance contracts held
EUR millions	MRA	FVA	Other	Total CSM	MRA	FVA	Other	Total CSM	MRA	FVA	Other	Total CSM

On January 1, 2023	1,836	4,673	2,420	8,929	-	72	-	72	1	(129)	21	(107)

Changes in estimates that adjust CSM	(40)	(105)	(32)	(176)	-	121	-	121	(0)	11	(14)	(4)
Changes in estimates that relate to losses and reversals of losses on underlying onerous contracts	-	-	-	-	-	-	-	-	-	4	2	6

New contracts issued: non-onerous	-	-	473	473	-	-	-	-	-	-	283	283
Earnings released from contractual service margin	(191)	(498)	(264)	(952)	-	(17)	-	(17)	-	9	(34)	(26)

Insurance finance income / (expense)	8	159	57	223	-	-	-	-	-	(21)	8	(13)

Cash flow - contracts disposed	-	(59)	-	(59)	-	-	-	-	-	-	-	-

Net exchange differences	(57)	(128)	(17)	(203)	-	2	-	2	(0)	6	(5)	2

Other	1	(42)	(68)	(110)	-	1	-	1	(0)	(30)	(33)	(63)

On December 31, 2023	1,557	4,000	2,568	8,124	-	180	-	180	-	(149)	227	78
Other contracts comprise contracts transitioned under the full retrospective approach and contracts issued after the transition to IFRS 17.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	43

12.3 Critical judgements and estimates
Compared to the insurance contract related critical judgements and estimates (valuation methods, actuarial assumptions) applied in Aegon’s 2023 Integrated Annual Report, in the first half of 2024, material changes were processed related to zero-coupon
rates, illiquidity premium rates and changes in methods and inputs used to measure fulfilment cash flows (mainly related to assumption changes of Aegon US).
12.3.1 Risk-free yield curve
Aegon has identified various rates available in the EUR, GBP and USD markets that can be used as a basis for the risk-free yield curve, including EURIBOR swap rates for EUR, reformed Sterling Overnight Index Average (SONIA) for GBP, and Secured Overnight Funding Rates (SOFR) and US Treasury rates for USD. EURIBOR rates are adjusted for credit risk by subtracting a credit risk allowance. No adjustment is made to overnight swap rates and US Treasury rates, as the credit risk of these instruments is deemed negligible.
A full risk-free yield curve is derived by first interpolating between tenors for which market data is available, and then extrapolating the yield curve beyond market observable maturities. Discount rates converge linearly in 10 years to an ultimate forward rate. A uniform last liquid point for EUR and USD is set at
30 years
, GBP is set at
50 years
. The ultimate forward rates reflect a long-term view on nominal interest rates and is set by management per currency, considering expected real interest rates and long-term inflation together with the current market environment. The ultimate forward rates have been reviewed as part of the annual Group economic assumptions update and revised to 3.40% for the USD, 3.30% for the GBP and EUR in 2024. (December 31, 2023: 3.50%,3.65% and 3.45% for the USD, EUR, and GBP respectively.)
Aegon reviews the risk-free last liquid point and ultimate forward rates quarterly which, although expected to be infrequent, may lead to assumption updates if there are significant changes in market conditions.

Yield curves (zero coupon rates excluding ILP) June 30, 2024	1 year	5 years	10 years	15 years	20 years	30 years

EUR	3.43%	2.55%	2.47%	2.49%	2.41%	2.34%
GBP	4.89%	3.96%	3.86%	3.96%	3.99%	3.92%
USD	5.11%	4.37%	4.40%	4.52%	4.80%	4.49%

Yield curves (zero coupon rates excluding ILP) December 31, 2023	1 year	5 years	10 years	15 years	20 years	30 years

EUR	3.36%	2.33%	2.39%	2.47%	2.40%	2.18%
GBP	4.74%	3.35%	3.28%	3.40%	3.43%	3.35%
USD	4.83%	3.89%	3.90%	4.00%	4.39%	4.00%

Unaudited	Aegon Ltd. Form 6-K fo r the six months ended June 30, 2024	44

12.3.2 Illiquidity premium (ILP)
Aegon updates the reference portfolio quarterly, and the ILP last liquid point and ILP ultimate forward rate are revised accordingly. The most significant products of Aegon Ltd. are presented below.

ILP by portfolio June 30, 2024	1 year	5 years	10 years	15 years	20 years	30 years
Fixed Deferred Annuity	0.95%	1.02%	1.09%	1.15%	1.15%	1.15%
Indexed Universal Life	1.04%	1.12%	1.14%	1.22%	1.22%	1.22%
Long Term Care	0.89%	0.90%	0.93%	1.13%	1.18%	1.28%
Traditional Life	0.92%	0.94%	0.96%	1.14%	1.19%	1.27%
Universal Life	0.93%	0.95%	0.97%	1.11%	1.15%	1.24%
Variable Annuities	0.62%	0.66%	0.66%	0.66%	0.65%	0.66%
Annuities	1.04%	1.04%	1.04%	1.04%	1.04%	1.02%
Individual Protection	0.47%	0.47%	0.47%	0.47%	0.47%	0.46%

ILP by portfolio December 31, 2023	1 year	5 years	10 years	15 years	20 years	30 years
Fixed Deferred Annuity	1.15%	1.21%	1.12%	1.11%	1.11%	1.11%
Indexed Universal Life	1.20%	1.24%	1.20%	1.18%	1.18%	1.21%
Long Term Care	0.97%	0.98%	0.98%	1.15%	1.20%	1.30%
Traditional Life	0.99%	1.01%	1.02%	1.15%	1.19%	1.28%
Universal Life	1.01%	1.03%	1.02%	1.13%	1.17%	1.26%
Variable Annuities	0.69%	0.69%	0.68%	0.67%	0.64%	0.67%
Annuities	0.89%	0.89%	0.89%	0.89%	0.89%	0.76%
Individual Protection	0.49%	0.49%	0.49%	0.49%	0.49%	0.40%
12.3.2 Changes in methods and inputs used to measure fulfilment cash flows.
Actuarial assumptions are reviewed periodically in the second quarter for the United States and in the fourth quarter for Europe and Asia, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining our liabilities and reinsurance assets are reviewed periodically, and if deemed necessary, updated based on emerging best practice and available technology.
During the first half of 2024, Aegon implemented actuarial assumption and model updates which are mainly related to Aegon’s business in the Americas. Assumption updates
(non-financial
assumptions) are absorbed in the CSM if there are sufficient balances. The change in CSM will impact the amount amortized in the current period and all prospective periods.
The total impact of
non-financial
assumption changes to the fulfilment value as at June 30, 2024 is an increase of EUR 648 million. This impact was partly absorbed in the CSM (EUR 124 million) and partly impacted the pre-tax
result for an amount of EUR (364) million related to onerous contracts. The remaining impact of EUR (160) million is recorded in OCI.
The negative CSM impacts from reinsurance rate increases together with recaptures in Universal Life as well as updates to the claims utilization and cost of care assumptions in Long-Term Care, were only partly offset by lower claims incidence rates and additional anticipated premium rate increase updates in Long Term Care and from favorable assumption updates for lapses in individual health.
The
pre-tax
result impact is attributable to mortality assumption updates affecting the Traditional Life and Universal Life portfolios.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	45

The OCI impact relates to the revaluation to current interest rates of the changes in non-financial
assumptions and experience adjustments.
Aegon did not make any significant changes to the contract boundaries in the current reporting period, nor did it update the approaches used to determine the discount rate or estimate the risk adjustment for non-financial
risk.
12.4 Risk mitigation
Aegon has chosen to apply the risk mitigation option and recognize changes in fulfilment value of products with direct participating features in the P&L and OCI, instead of adjusting the CSM. The adjustment to the CSM that would otherwise have been made in 1H 2024 is EUR 1,280 million (1H 2023: EUR 772 million).
13. Investment contracts without discretionary participating features

EUR millions	June 30, 2024	December 31, 2023
Investment contracts without DPF where Aegon bears the risk	10,933	10,222
Investment contracts without DPF where policyholders bear the risk	73,494	65,044
Total investment contracts without DPF	84,427	75,266
Investment contracts without discretionary participation features where Aegon bears the risk.

EUR millions	1H 2024	FY 2023

Opening balance	10 222	9 597

Deposits	791	1 606

Withdrawals	(752)	(1 405)

Interest credited	138	221

Net exchange differences	317	(345)

Transfer to/from other headings	279	567

Other	(61)	(18)

Closing balance	10 933	10 222

Unaud ited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	46

Investment contracts without discretionary participation features where policyholder bears the risk.

EUR millions	1H 2024	FY 2023

Opening balance	65 044	55 631

Gross premium and deposits – existing and new business	7 463	12 648

Withdrawals	(4 973)	(9 840)

Interest credited	4 939	7 636

Fund charges released	(177)	(313)

Net exchange differences	1 706	(40)

Transfer to/from other headings	(510)	(680)

Other	1	2

Closing balance	73 494	65 044
14.
Subordinated borrowings and borrowings
Subordinated borrowings decreased by EUR 649 million to EUR 1,595 million mainly due to the redemption of EUR 700 million of fixed-to-floating subordinated notes, which was called on April 25, 2024.
The table below shows the split of total borrowings into capital funding and operational funding:

EUR millions	June 30, 2024	December 31, 2023

Capital funding	1,487	763
Operational funding	1,431	1,593
Total borrowings	2,918	2,356
Capital funding increased by EUR 724 million mainly due to the issuance of EUR 700 million (USD 760 million) of senior unsecured notes with a fixed coupon of 5.5% and a tenor of three years. Net proceeds from this issuance were used for general corporate purposes, including the redemption of the EUR 700 million of fixed-to-floating
subordinated notes. The notes were issued by Aegon Funding Company LLC (AFC) and was guaranteed on a senior unsecured basis by Aegon Ltd. The maturity date is on April 16, 2027.
During the first
six-month
period of 2024, the operational funding decreased by EUR 162 million mainly due to the paydown of Federal Home Loan Bank (FHLB) borrowings. This borrowing program is part of Aegon’s asset – liability management strategy.
15. Financial risks
There have been no material changes in financial risks as reported in Aegon’s 2023 Integrated Annual Report, except for the economic variable assumptions and ECL information.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	47

Economic variable assumptions
The most significant
period-end
assumptions used for the ECL estimate are set out below. The scenarios “base”, “upside” and “downside” were used for all portfolios.

June 30, 2024		2025	2026	2027	2028	Units

Interest rates	Base	4.07	4.05	4.03	4.01	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA) ¹

	Upside	4.17	4.05	4.03	4.01	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA) ¹

	Downside	2.08	3.53	3.83	3.95	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA) ¹

Unemployment rate	Base	4.06	4.00	3.98	3.98	(%, SA)

	Upside	3.17	3.41	3.32	3.42	(%, SA)

	Downside	7.86	6.45	5.39	4.51	(%, SA)

House Price Index	Base	416.79	422.10	432.16	446.29	Existing Single-Family Home Price: Median, (Ths. USD, SA)

	Upside	447.54	454.13	470.19	488.00	Existing Single-Family Home Price: Median, (Ths. USD, SA)

	Downside	354.09	370.34	383.59	395.88	Existing Single-Family Home Price: Median, (Ths. USD, SA)

Domestic GDP	Base	23,439.07	23,899.04	24,451.47	25,030.21	Bil. Ch. 2012 USD, SAAR 2

	Upside	23,972.15	24,458.14	25,044.64	25,645.37	Bil. Ch. 2012 USD, SAAR 2

	Downside	22,491.60	22,965.34	23,719.79	24,410.07	Bil. Ch. 2012 USD, SAAR 2

Equity	Base	5,453.00	5,629.59	5,994.01	6,317.09	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

	Upside	5,730.48	5,952.90	6,167.64	6,460.21	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

	Downside	3,576.13	4,138.05	4,995.18	5,599.71	Standard & Poor’s (S&P); Moody’s Analytics Forecasted
1 National Security Agency
2 SAAR: Seasonally adjusted annual rate

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	48

December 31, 2023		2024	2025	2026	2027	Units

Interest rates	Base	4.11	4.04	4.02	4.03	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA) ¹

	Upside	4.21	4.13	4.02	4.03	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA) ¹

	Downside	2.31	3.24	3.71	3.89	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA) ¹

Unemployment rate	Base	4.03	4.06	3.97	3.94	(%, SA)

	Upside	3.08	3.41	3.34	3.35	(%, SA)

	Downside	7.56	6.9	5.7	4.88	(%, SA)

House Price Index	Base	400.12	393.7	394.21	403.5	Existing Single-Family Home Price: Median, (Ths. USD, SA)

	Upside	419.87	423.62	428.16	439.72	Existing Single-Family Home Price: Median, (Ths. USD, SA)

	Downside	339.91	347.29	352.66	363.59	Existing Single-Family Home Price: Median, (Ths. USD, SA)

Domestic GDP	Base	22,900.95	23,303.78	23,825.37	24,397.71	Bil. Ch. 2012 USD, SAAR 2

	Upside	23,354.42	23,883.09	24,451.63	25,020.82	Bil. Ch. 2012 USD, SAAR 2

	Downside	22,039.64	22,368.94	23,099.22	23,768.80	Bil. Ch. 2012 USD, SAAR 2

Equity	Base	4,672.66	4,796.24	5,043.19	5,368.63	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

	Upside	4,950.59	5,058.20	5,256.09	5,490.26	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

	Downside	2,904.90	3,226.25	3,942.26	4,603.90	Standard & Poor’s (S&P); Moody’s Analytics Forecasted
1 National Security Agency
2 SAAR: Seasonally adjusted annual rate
The weightings assigned to each economic scenari
o
were as follows:

	Base	Upside	Downside
On June 30, 2024	40	30	30
On December 31, 2023	40	30	30
Other forward-looking considerations not otherwise incorporated within the above scenarios, such as the impact of any regulatory, legislative or political changes, have also been considered, but are not deemed to have a material impact, and therefore, no adjustment has been made to the ECL for such factors. This process is reviewed and monitored for appropriateness on a quarterly basis.
Write-off
policy
The Group
writes-off
financial assets, in whole or in part, when it has exhausted all practical recovery efforts and has concluded there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include (i) ceasing enforcement activity; and (ii) where Aegon’s recovery method is foreclosing on collateral and the value of the collateral is such that there is no reasonable expectation of recovering in full.
The Group may
write-off
financial assets that are still subject to enforcement activity. The outstanding contractual amounts of such assets written-off
during the first half year in 2024 is not material. The Group still seeks to recover amounts it is legally owed in full, but which have been partially written off due to no reasonable expectation of full recovery.
Information about amounts arising from ECL.
Aegon regularly monitors industry sectors and individual debt securities for sources of changes in the ECL allowance. These sources may include one or more of the following:

◆
Transfers between Stages 1, 2 and 3 due to financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between
12-month
and lifetime ECL;

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	49

◆	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized in the period;

◆	Impact on the measurement of ECL due to changes in PDs, EADs and LGDs in the period, arising from regular refreshing of inputs to models;

◆	Impacts on the measurement of ECL due to changes made to models and assumptions;

◆	Discounts unwind within ECL due to the passage of time, as ECL is measured on a present value basis;

◆	Foreign exchange retranslations for assets denominated in foreign currencies and other movements; and,

◆	Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.
Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty. The following tables explain the changes in the loss allowance changes between the beginning and the end of the annual period due to these factors:

EUR millions	2024
	First
	Half year
	Gross amount				ECL
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	(12-month ECL)	(Lifetime ECL)	(Lifetime ECL) ¹	Total gross amount	(12-month ECL)	(Lifetime ECL)	(Lifetime ECL) ¹	Total ECL	Net carrying amount
Loans
Balance on December 31, prior year	10,148	35	-	10,183	(24)	(1)	-	(26)	10,157
Acquisition	188	10	-	198	-	-	-	-	198
Disposal	(281)	(23)	-	(304)	-	-	-	1	(303)
ECL transfer from stage 1 to stage 2	(48)	48	-	-	4	(4)	-	-	-
ECL transfer from stage 1 to stage 3	(7)	-	7	-	-	-	-	-	-
Impact on year-end ECL	-	-	-	-	-	-	(4)	(4)	(4)
Realized gains and losses through income statement	1	1	-	2	-	-	-	-	2
Change in models	-	-	-	-	(23)	4	-	(19)	(19)
Other movements	-	-	-	(1)	-	-	-	-	(1)
CTA on opening balance	311	1	-	313	(1)	-	-	(1)	312
CTA on movements	(1)	-	-	(1)	-	-	-	-	(1)
Ending balance	10,312	72	7	10,390	(44)	(1)	(4)	(49)	10,341
1. Including purchased credit impaired.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	50

EUR millions	2023
	Full
	Year
	Gross amount				ECL
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3

	(12-month ECL)	(Lifetime ECL)	(Lifetime ECL) ¹	Total gross amount	(12-month ECL)	(Lifetime ECL)	(Lifetime ECL) ¹	Total ECL	Net carrying amount
Loans

Balance at December 31, prior year	10,417	2	-	10,419	(12)	-	-	(12)	10,407

Acquisition	691	-	-	691	-	-	-	-	691

Disposal	(566)	(5)	-	(571)	-	-	-	-	(570)

ECL transfer from stage 1 to stage 2	(39)	39	-	-	-	-	-	-	-

Impact on year-end ECL	-	-	-	-	-	(1)	-	(1)	(1)

Change in models	-	-	-	-	(14)	(1)	-	(14)	(14)

CTA on opening balance	(353)	-	-	(353)	-	-	-	-	(352)

CTA on movements	(2)	(1)	-	(3)	-	-	-	-	(2)

Ending balance	10,148	35	-	10,183	(24)	(1)	-	(26)	10,157
1. Including purchased credit impaired.

EUR millions	2024
	First
	Half year
	Gross amount				ECL
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3

	(12-month ECL)	(Lifetime ECL)	(Lifetime ECL) ¹	Total gross amount	(12-month ECL)	(Lifetime ECL)	(Lifetime ECL) ¹	Total ECL	Net carrying amount
Debt securities

Balance on December 31, prior year	46,461	357	425	47,242	(147)	(25)	(66)	(237)	47,005

Acquisition	3,240	27	1	3,268	(15)	(1)	(1)	(17)	3,250

Disposal	(2,246)	(28)	(91)	(2,365)	7	1	25	33	(2,332)

ECL transfer from stage 1 to stage 2	(75)	75	-	-	3	(3)	-	-	-

ECL transfer from stage 1 to stage 3	(4)	-	4	-	-	-	-	-	-

ECL transfer from stage 2 to stage 1	64	(64)	-	-	(1)	1	-	-	-

ECL transfer from stage 2 to stage 3	-	(31)	31	-	-	10	(10)	-	-

ECL transfer from stage 3 to stage 2	-	3	(3)	-	-	(2)	2	-	-

Impact on year-end ECL	-	-	-	-	-	(2)	(36)	(38)	(38)

Amortizations through income statement	76	-	22	99	-	-	-	-	99

Unrealized gains/losses through equity	(1,262)	(5)	(27)	(1,294)	-	-	-	-	(1,294)

Movements related to fair value hedges	(1)	-	-	(1)	-	-	-	-	(1)

Change in models	-	-	-	-	14	-	(5)	10	10

Other movements	-	-	(1)	(1)	-	-	-	-	(1)

Transfer to/from other headings	(3)	2	-	(1)	-	-	-	-	(1)

CTA on opening balance	1,409	11	13	1,433	(4)	(1)	(2)	(7)	1,426

CTA on movements	(2)	-	(1)	(3)	-	-	-	-	(3)

Ending balance	47,657	346	374	48,376	(141)	(24)	(92)	(257)	48,120
1.   Including purchased credit impaired.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	51

EUR millions	2023
	Full
	Year
	Gross amount				ECL
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3

	(12-month ECL)	(Lifetime ECL)	(Lifetime ECL) ¹	Total gross amount	(12-month ECL)	(Lifetime ECL)	(Lifetime ECL) ¹	Total ECL	Net carrying amount
Debt securities

Balance on December 31, prior year	50,666	413	528	51,607	(156)	(32)	(87)	(276)	51,331

Acquisition	3,620	37	22	3,680	(16)	(1)	(9)	(26)	3,654

Acquisitions through business combination	52	-	-	52	-	-	-	-	52

Disposal	(7,608)	(83)	(138)	(7,829)	26	3	44	73	(7,756)

Disposal of a business	(228)	-	-	(228)	-	-	-	-	(228)

ECL transfer from stage 1 to stage 2	(80)	80	-	-	2	(2)	-	-	-

ECL transfer from stage 1 to stage 3	(45)	-	45	-	2	-	(2)	-	-

ECL transfer from stage 2 to stage 1	76	(76)	-	-	(3)	3	-	-	-

ECL transfer from stage 2 to stage 3	-	(23)	23	-	-	3	(3)	-	-

ECL transfer from stage 3 to stage 2	-	6	(6)	-	-	(4)	4	-	-

ECL transfer from stage 3 to stage 1	59	-	(59)	-	(39)	-	39	-	-

Impact on year-end ECL	-	-	-	-	36	(2)	(39)	(5)	(5)

Amortizations through income statement	113	-	36	148	-	-	-	-	148

Unrealized gains/losses through equity	1,488	16	(10)	1,495	-	-	-	-	1,495

Change in models	-	-	-	-	(5)	6	(15)	(13)	(13)

Other movements	(9)	-	-	(9)	-	-	-	-	(9)

Transfer to/from other headings	(6)	-	-	(6)	-	-	-	-	(6)

CTA on opening balance	(1,683)	(14)	(18)	(1,715)	5	1	3	9	(1,706)

CTA on movements	46	1	2	49	-	-	-	(1)	49

Ending balance	46,461	357	425	47,242	(147)	(25)	(66)	(237)	47,005
1.   Including p
urcha
sed credit impaired.
The total amount of undiscounted ECL on June 30, 2024, for p ur
chased or originated credit-impaired financial assets recognized during the period was EUR 3 million (December 31, 2023: EUR 2 million).
16. Capital management and solvency

EUR millions	June 30, 2024 ¹	December 31, 2023

Group Own Funds	14,155	14,250

Group SCR	7,462	7,366

Group Solvency ratio	190%	193%
¹ The Group Solvency ratio is an estimates, is not final until filed with the respective supervisory authority.
The Group solvency ratio
decreased from 193% at
31 December, 2023
to 190% at
30 June, 2024
driven by the call of the EUR 700 million Tier 2
(-9%-pts),
which was announced in March 2024 and executed in April 2024, the EUR 200 million second half 2024
share buyback
(-3%-pts)
announced in May 2024, the for
eseeab
le interim dividend of

EUR 0.16 per share (-4%-pts)

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	52

and the fungibility haircut on China in Group solvency
(-2%-pts).
Impact is partly offset by OCG
(+7%-pts)
and beneficial impacts from both markets
(+3%-pts)
and management actions
(+2%-pts),
mainly in the US. After completion of the a.s.r. combination the contribution of the a.s.r. stake in the Group solvency ratio is based on a.s.r.’s excess assets over liabilities and SCR. The revaluation of this stake in 1H 2024 combined with the EUR 114 million received dividend improved the Group solvency ratio with
+2%-pt.
The table below provides the composition of Aegon’s Eligible Own Funds across Tiers:

EUR millions	June 30, 2024 ¹	December 31, 2023

Tier 1- unrestricted	10,219	9,633

Tier 1- restricted	1,857	1,852

Tier 2	1,503	2,198

Tier 3	576	567

Total Eligible Own Funds	14,155	14,250
¹ The Group Solvency ratio is an estimates, is not final until filed with the respective supervisory authority.
Liquidity
Aegon entered into a new Revolving Credit Facility (RCF) effective June 29, 2024. Initially established in 2005, this facility has been extended periodically. Eleven banks participated, each contributing USD 125 million, resulting in a total facility size of USD 1.375 billion. The facility amount was reduced from EUR 1.733 billion to USD 1.375 billion. In addition, Aegon’s syndicated USD 1.5 billion Letter of Credit Facility (LCF) maturing in 2026 was reduced to USD 750 million as of June 28, 2024.
17. Commitments and contingencies
The information given in this section is limited to the material changes that have taken place on the cases listed in Aegon’s 2023 Integrated Annual Report, and any new material cases that have commenced after the Aegon’s 2023 Integrated Annual Report was published.
The provisions on December 31, 2023, consisted of litigation provisions of EUR 65 million (2022: EUR 71 million) mainly related to settlement in the United States in case alleging mischaracterization of agents and associates as independent contractors instead of employees (see Annual Report on Form
20-F
2023 note 39 Commitments and contingencies).
In 2024, the parties have agreed to a settlement and are awaiting court approval of the settlement.
18. Companies and businesses acquired and divested
In February 2024 Aegon completed a strategic partnership with Nationwide Building Society (NBS) whereby Aegon acquired the existing financial planning service of NBS. The total consideration paid amounted EUR 41.2 million and a deferred consideration of EUR 11 million. The total fair value of the customer-related intangible asset recognized amounts
t
o

EUR 29.8 million, the goodwill recognized amounts EUR 22.4 million. The goodwill represents the value of the assembled workforce, platform cost synergies and the ability of the established business to increase returns on an assembled collection of net assets.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	53

19. Post reporting date events
On July 8, 2024, Aegon began a EUR 200 million share buyback that was announced on May 16, 2024. The share buyback is expected to be completed on December 13, 2024, barring unforeseen circumstances. Aegon engages a third party to execute the buyback transactions on its behalf. The common shares are to be repurchased at a maximum of the average of the daily volume-weighted average prices during the repurchase period. Aegon intends to cancel these shares. The share buyback program will be executed in compliance with the EU’s Market Abuse Regulation.
Aegon has entered into an agreement with its largest shareholder, Vereniging Aegon, to participate in the new EUR 200 million share buyback program. The repurchase of shares from Vereniging Aegon also began on July 8, 2024, and is expected to be completed on December 13, 2024, barring
unforeseen circumstances.
Vereniging Aegon will participate
pro-rata
in the share buyback program based on its combined common shares and common shares B which represent about 18.4% of the total shareholders’ voting rights; this results in a buyback amount of EUR 37 million. The number of common shares that Aegon will repurchase from Vereniging Aegon will be determined based on the daily volume-weighted average price per common share on Euronext Amsterdam
.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	54

ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
2.1 Introduction
Aegon is committed to provide information on key factors that drive its business and affect its financial condition, results, and value. Aegon’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors, and research analysts.
Aegon has substantive supplemental information in its annual and semi-annual accounts to provide transparency of its financial results. Aegon has provided insight into its critical accounting policies and the methodologies Aegon applies to manage its risks. For a discussion of critical accounting policies see paragraph 2.2 “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of Aegon’s risk management methodologies see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” as referred to in the cross-reference table in Aegon’s Annual Report on Form
20-F
(Form
20-F)
filed with the SEC on April 4, 2024.
2.2 Application of Critical Accounting Policies - IFRS Accounting Policies
The Operating and Financial Review and Prospects are based upon Aegon’s condensed consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IFRS).
Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. Those estimates are inherently subject to change and actual results could differ from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the 2023 Form
20-F,
2024 updates are included under note 2 Material accounting policy information and estimates, note 12 Insurance contracts, reinsurance contracts and investment contracts with discretionary participating features, and note 15 Financial risks in Item 1.
The description of Aegon’s methods of determining fair value and fair value hierarchy is included in the 2023 Form
20-F
(i.e. note 38 Fair value of the notes to the consolidated financial statements). For reference purposes, note 10 Fair Value of the notes to the condensed consolidated interim financial statements in Item 1 includes a roll-forward of Level III financial instruments for the six-month
period ended June 30, 2024.
There have been no material changes other than listed above.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	55

2.3 Results of operations
Strategy
Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company. Aegon is taking significant steps to improve its performance and to create sustainable value for all of its stakeholders.
Aegon’s businesses in the US have been divided into Financial Assets and Strategic Assets. The aim is to reduce Aegon’s exposure to Financial Assets and improve the predictability of capital generation from these assets. Aegon intends to, over time, reallocate capital from Financial Assets to growth opportunities in Strategic Assets, partnerships, and the global asset manager. Exposure to businesses outside of Aegon’s core focus has been largely eliminated over recent years, most recently with the divestment of the business in India, which was completed on February 23, 2024.
Throughout its transformation, Aegon aims to maintain a solid capital position in its business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios. This is underscored by Aegon’s capital strength.
The next chapter in Aegon’s strategy is expected to lead to operating capital generation from its units of around EUR 1.2 billion, and of free cash flow of around EUR 800 million by 2025. Aegon aims to grow its dividend per share to around EUR 0.40 over 2025, barring unforeseen circumstances and subject to the necessary approvals. Gross financial leverage is expected to remain at around EUR 5 billion.
Transaction with a.s.r.
On July 4, 2023, Aegon announced the completion of the combination of its Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with a.s.r., and the beginning of its asset management partnership with a.s.r. As part of the transaction, Aegon received EUR 2.2 billion in cash proceeds and a 29.99% strategic shareholding in a.s.r. The associated EUR 1.535 billion share buyback program was completed on June 28, 2024.
2024 UK webinar
On June 25, 2024, Aegon hosted a webinar to present its plans to accelerate the transformation of Aegon UK into a leading digital savings and retirement platform. The webinar focused on the interconnected business model of Aegon UK with three growth franchises: the Workplace platform, the Adviser platform (formerly known as Retail), and the Advice franchise.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	56

Business updates
Business update Americas

Aegon Americas Business update				unaudited
USD millions	Notes	1H 2024	1H 2023%

Distribution KPIs - World Financial Group (WFG)

Number of licensed agents (end of period)		78,978	69,846	13
Number of multi-ticket agents (end of period)		37,476	34,265	9
Transamerica’s market share in WFG (US Life)		64%	64%	-

Savings & Investments KPIs
Gross deposits Retirement Plans		16,524	14,084	17
Net deposits Retirement Plans		(839)	(1,035)	19
of which: net deposits mid-sized Retirement Plans		1,166	995	17

Individual Retirement Accounts AuA		11,339	9,539	19
General Account Stable Value AuA		11,384	10,732	6

Gross deposits Mutual Funds		2,205	3,001	(27)
Net deposits Mutual Funds		(1,223)	(246)	n.m.

Protection Solutions KPIs
Term Life		34	39	(13)
Whole Life		26	23	14
Traditional Life		60	62	(3)
Indexed Universal Life		184	171	8
New life sales (recurring plus 1/10 single)	2	245	233
Individual Life				5

Traditional Life		4	6	(30)
Universal Life		35	37	(4)
New life sales (recurring plus 1/10 single)	2
Workplace Life		40	43	(8)

New premium production Workplace Health		67	61	10
Net deposits Indexed Annuities		505	179	183

Financial Assets KPIs
Capital employed in Financial Assets (at operating level)		3,462	4,082	(15)

Net deposits Variable Annuities		(3,069)	(2,369)	(30)
Net deposits Fixed Annuities (excluding SPGAs)		(377)	(405)	7

Variable Annuities dynamic hedge effectiveness ratio (%) ¹		99%	98%	1
LTC actual to expected claim ratio (%) (IFRS)		103%	83%	25
NPV of LTC rate increases approved since end-2022		395	86	n.m.
1. Dynamic Hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	57

Transamerica – Aegon’s business in the United States – has a long and proud history of making financial services available to the many, not just the few. The company aims to accelerate its growth and become America’s leading middle market life insurance and retirement company. Since the beginning of this year, we have grouped Transamerica’s Strategic Assets into three business segments: Distribution, Savings & Investments and Protection Solutions. The results of Financial Assets are presented as a fourth segment. Non-insurance businesses are reflected in Distribution and Savings & Investments while Protection Solutions and Financial Assets contain the insurance businesses.
During the first half of 2024, Strategic Assets have experienced strong business growth while we continue to implement management actions to reduce the exposure to Financial Assets, consistent with Aegon’s strategy.
Strategic Assets business update: Distribution
Transamerica’s Distribution business segment consists of World Financial Group (WFG), its wholly owned life insurance agency, and Transamerica Financial Advisors. Transamerica’s ambition is to increase the number of WFG agents to 110,000 by 2027, while at the same time improving agent productivity.
At the end of the first half of 2024, WFG had 78,978 licensed agents. This is an increase of 13% compared with the same period in 2023 and was a result of the successful training of new recruits to become licensed agents. Over the same period, the number of multi-ticket agents – those selling more than one life policy per 12 months – increased by 9% to 37,476 agents. Transamerica’s market share in the WFG distribution channel in the US amounted to 64% for life products in the first half of 2024 and remained consistent with the level observed throughout 2023, building on the service experience for WFG agents and products tailored to the US middle market.
Strategic Assets business update: Savings & Investments
Transamerica’s Savings & Investments business segment includes Retirement Plans, Mutual Funds, and Stable Value Solutions. The growth focus lies in recordkeeping and investment services for US defined contribution plans and individual retirement accounts (IRAs), as well as advice to plan participants. The Retirement Plan business aims to increase profitability by growing assets in the General Account Stable Value and IRA propositions, focusing on mid-sized
and pooled plans, and delivering managed advice and other ancillary products and services.
Net deposits
Retirement Plans net outflows of USD 0.8 billion in the first half of 2024 were 19% lower compared with the same period of the prior year. Net deposits for mid-sized
plans increased to USD 1.2 billion in the reporting period, compared with net deposits of USD 1.0 billion in the first half of 2023. This was driven by higher gross deposits for mid-sized
plans benefiting from the large pooled plan sale of USD 1.7 billion in the first quarter of 2023 which led to deposits in the current reporting period. This more than offset higher withdrawals. Large-market plans recorded net outflows of USD 2.6 billion, a similar amount compared with the first half of the prior year, as higher gross deposits in large-market plans were more than offset by outflows from contract discontinuances and higher participant withdrawals. Part of the eligible participant withdrawals were rolled over to IRAs in an effort to consolidate assets and retain customers, which generated USD 0.6 billion of net deposits during the reporting period.
Net outflows for Mutual Funds amounted to USD 1.2 billion in the first half of 2024, compared with USD 0.2 billion in the same period of 2023. This mainly reflected gross deposits decreasing by USD 0.8 billion compared with the prior year period as investors prefer cash and shorter term investment alternatives in the current interest rate environment. Redemptions increased compared with the same period of 2023.
Account balances
Account balances in Retirement Plans increased to USD 229 billion at the end of the first half of 2024, up from USD 206 billion at the end of the first half of 2023.
Mid-sized
plans accounted for USD 52 billion of the total account balances in Retirement Plans at the end of the reporting period, compared with USD 45 billion at the end of the first half of 2023.
Transamerica aims to grow and diversify revenue streams by expanding both the General Account Stable Value product and IRAs to USD 16 billion and USD 18 billion of assets under management, respectively, by 2027. Assets under management in the General Account Stable Value product increased by 6% compared with the end of June 2023 to USD 11.4 billion as of June 30, 2024. IRA account balances increased by 19% compared with the end of June 2023 to USD 11.3 billion as of June 30, 2024, driven by efforts to retain assets from retirement plans, additional customer deposits, and favorable equity markets over the past year.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	58

Strategic Assets business update: Protection Solutions
Transamerica’s Protection Solutions business segment includes insurance businesses covering Individual Life, Individual Health, Workplace Life, Workplace Health, and Indexed Annuities lines of business. The Indexed Annuities line of business includes registered index linked annuities (RILA) and fixed indexed annuities (FIA). Transamerica is investing in its product manufacturing capabilities and operating model to position its Protection Solutions business for further growth in the US middle market, with distribution through both WFG and third parties.
New life sales
Transamerica targets around USD 750 million of annual new life sales in Individual Life by 2027. In the first half-year of 2024, Individual Life generated new life sales of USD 245 million, an increase of 5% compared with the prior year period supported by all distribution channels. WFG represented 71% of total Individual Life sales in this half-year. The increase in sales was driven by the indexed universal life product line, which is the main Transamerica product marketed by WFG, partially offset by lower traditional life sales driven by competitive pressures in the term life market.
Workplace Life reported new life sales of USD 40 million compared with USD 43 million in the first half-year of 2023; the latter included the sale of a large contract.
Net deposits Indexed Annuities
Net deposits for Indexed Annuities products amounted to USD 505 million in the first half-year of 2024. Of that total, RILA products contributed net deposits of USD 531 million in the first half of 2024, compared with USD 197 million in the same period of 2023. This was driven by enhanced wholesale distribution capacity and improved sales productivity for this product.
New premium production Workplace Health
In the first half of 2024, new premium production for Workplace Health insurance amounted to USD 67 million, an increase of 10% compared with the same period of 2023, driven by a new large voluntary benefits contract.
Update on Financial Assets
Financial Assets are blocks of business that are capital intensive with relatively low returns on the capital employed. Transamerica is actively managing variable annuities with interest rate sensitive riders, fixed annuities including Single Premium Group Annuities (SPGAs), the legacy universal life book, and long-term care portfolios as Financial Assets.
Transamerica is taking
in-force
management actions on Financial Assets that are expected to reduce the capital employed by USD 1.2 billion, which, in addition to the assumed organic run-off,
would lead to having USD 2.2 billion of capital employed by year end 2027. On June 30, 2024, Financial Assets had USD 3.5 billion of capital employed, a decrease of USD 0.6 billion compared with December 31, 2022, which is the reference date for this target. The decrease was mainly driven by favorable market impacts in the variable annuities portfolio, the earlier expansion of the dynamic hedging program for the Variable Annuities guaranteed benefits to include the lapse and mortality margins, as well as the reinsurance of a universal life portfolio.
Universal Life
The legacy Universal Life portfolio includes universal life policies with and without secondary guarantees, as well as a portfolio reinsured from Transamerica Life Bermuda. Transamerica is currently executing a management action to purchase institutionally owned universal life policies to reduce the mortality risk of the overall portfolio. By 2027, Transamerica aims to have purchased 40% of the USD 7 billion face value of institutionally owned universal life policies that were in-force
at the end of 2021. By the end of the first half-year of 2024, the company had purchased 36% of the face value of institutionally owned universal life policies focusing on older age policies with large face amounts.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	59

Long-Term Care
Transamerica is actively managing its long-term care business, primarily through premium rate increase programs. The company continues to work with state regulators to get pending and future actuarially justified rate increases approved. At its 2023 Capital Markets Day, Aegon announced its intention to achieve an additional net present value of USD 700 million of premium rate increases. The total value of premium rate increases approved by the states achieved since the beginning of 2023 amounts to USD 395 million, which is 56% of the target. Claims experience continues to track well with assumptions, with the actual-to-expected
claim ratio being mildly unfavorable at 103% in the first half of 2024. IFRS liabilities capture the best-estimate view on both future claims, future premiums and related anticipated rate increases.
Variable Annuities
The portfolio of variable annuities with significant interest sensitive riders is a legacy block that will run off over time, and that has been de-risked
by dynamically hedging the market risk associated with guaranteed benefit riders, including the statutory lapse and mortality margins. In the first half of 2024, the hedge program was 99% effective, continuing its strong track record of managing the financial market risks embedded in the guarantees.
Net outflows in Variable Annuities amounted to USD 3.1 billion in the first half-year of 2024, compared with USD 2.4 billion in the same period last year, in line with expectations for this Financial Asset. Gross deposits in Variable Annuities increased by 25% to USD 0.7 billion in the first half of 2024, mainly from growing sales in a variable annuity product with limited guarantees. This was more than offset by higher surrenders, which are in line with long-term best estimates.
Fixed Annuities
The Fixed Annuities portfolio is a Financial Asset that will run off relatively quickly over time. Net outflows in the run-off
Fixed Annuities book amounted to USD 377 million in the first half of 2024, compared with net outflows of USD 405 million in the same period of last year. Surrender and withdrawal rates for Fixed Annuities increased in the reporting period, but remained in line with long-term best estimates. In addition, a portfolio of Single Premium Guaranteed Annuities (SPGAs) is managed as a Financial Asset and had net outflows of USD 116 million in the first half-year of 2024, which was about the same compared with the prior year reporting period.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	60

Business update United Kingdom

Aegon United Kingdom Business update				unaudited

GBP millions	Notes	1H 2024	1H 2023	%

Adviser Platform		(1,761)	(1,137)	(55)
Workplace Platform		1,694	1,505	13
Total Platform		(67)	368	n.m.
Institutional		1,238	3,025	(59)
Traditional products		(797)	(524)	(52)
Net deposits/(outflows)		373	2,870	(87)

Adviser Platform		51,625	49,584	4
Workplace Platform		59,035	49,879	18
Total Platform		110,660	99,463	11
Institutional		74,515	66,055	13
Traditional products		31,253	29,684	5
Assets under Administration at end of period		216,428	195,201	11
In the United Kingdom, Aegon aims to become the leading digital savings and retirement platform provider in the workplace and adviser markets.
Strategic developments
In April 2023, Aegon announced the sale of its UK individual protection book to Royal London, which supports Aegon’s strategy to focus on its core activities in the UK. The Part VII transfer of the individual protection policies was completed on July 1, 2024.
In August, 2023, Aegon announced an extension of its strategic partnership with Nationwide Building Society (NBS), under which NBS’ financial planning teams moved to Aegon UK. In addition, Aegon UK will continue to provide the platform on which NBS members manage their investments. The transaction, which supports Aegon’s strategy to grow its Advice franchise, was completed on February 1, 2024.
On June 25, 2024, Aegon hosted a webinar to present its plans to accelerate the transformation of Aegon UK into a leading digital savings and retirement platform. The webinar focused on the interconnected business model of Aegon UK with three growth franchises: the Workplace platform, the Adviser platform (formerly known as Retail), and the Advice franchise.
The transformation will enable Aegon UK to grow the combined assets under administration of the combined Adviser and Workplace platforms to above GBP 135 billion by 2028 and to increase its operating capital generation by around 12% per year from approximately GBP 120 million in 2024. Aegon UK’s IFRS operating result is expected to increase to around GBP 190 million in 2028 from around GBP 165 million in 2024. Remittances to the Holding are expected to increase by around GBP 5 million per year during the transformation, starting from approximately GBP 100 million in 2024, with potential for higher remittance growth after the investment period. Aegon UK will self-fund
the transformation allowing a small decrease in UK SE Solvency II level.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	61

Business update
Net deposits
Net deposits in the Workplace platform amounted to GBP 1.7 billion in the first half of 2024, compared with net deposits of GBP 1.5 billion in the same period of 2023. The increase was driven by continued elevated levels of inflows due to the onboarding of new schemes and higher net deposits on existing schemes. For the Adviser platform, net outflows amounted to GBP 1.8 billion in the first half of 2024 compared with net outflows of GBP 1.1 billion in the prior year period. This reflects a continued reduction of customer activity due to the current macro-economic environment,
and increasing consolidation and vertical integration in
non-target
adviser segments.
Net outflows in Traditional products amounted to GBP 0.8 billion compared with net outflows of GBP 0.5 billion in the same period of 2023, as this book gradually runs off. For the Institutional business, net deposits amounted to GBP 1.2 billion in the first half of 2024, compared with GBP 3.0 billion in the same period of 2023. This decrease was due to the prior year period benefiting from the onboarding of a large client. The Institutional business is low-margin
and net deposits for this business can be lumpy.
Assets under administration
Total Platform Assets under Administration (AuA) consisting of the Workplace platform and the Adviser platform, increased by 11% compared with June 30, 2023, to GBP 111 billion. During the same period, overall AuA, which also includes Traditional products and the Institutional business, increased by 11% to GBP 216 billion.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	62

Business update International

International				unaudited

Business update

EUR millions	Notes	1H 2024	1H 2023	%

Spain & Portugal		17	25	(32)
China		44	82	(46)
Brazil		64	59	9
TLB and others		14	9	48
New life sales (recurring plus 1/10 single)	2,7	140	175	(20)

New premium production accident & health insurance		23	29	(19)
New premium production property & casualty insurance		36	38	(5)
In Spain & Portugal, China and Brazil, Aegon is investing in profitable growth. Aegon is maximizing Transamerica Life Bermuda’s (TLB) value through active in-force
management, disciplined risk management, and capital management actions, while continuing to make profitable sales on a selective basis. TLB’s closed block of universal life insurance liabilities is reinsured by Transamerica.
Strategic developments
In July 2023, Aegon announced the sale of its 56% stake in its associate in India, Aegon Life Insurance Company, to Bandhan Financial Holdings Limited, an Indian financial services company. This transaction was completed on February 23, 2024.
Business update
New life sales
New life sales decreased to EUR 140 million in the first half of 2024, down 20% compared with the first half of 2023.
♦	New life sales in Spain & Portugal decreased by EUR 8 million to EUR 17 million due to lower sales, driven by the high interest rate environment which continues to affect mortgage sales in Spain.
♦	New life sales in China decreased by EUR 37 million to EUR 44 million, mostly driven by the negative impact of a pricing regulation related to insurance products with guaranteed interest rates.
♦	New life sales in Brazil increased by EUR 5 million to EUR 64 million, reflecting the impact of Aegon’s increased economic stake and continued business growth in both group and individual products.
♦
For TLB and others, new life sales grew to EUR 14 million, an increase of EUR 4 million compared with the first half of 2023, driven by higher indexed universal life sales due to broadened distribution and the launch of an upgraded product.

New premium production for
non-life
business
New premium production for accident & health insurance amounted to EUR 23 million, a decrease of 19% compared with the first half of 2023, driven by lower sales from both accident and health products in Spain and partially offset by higher sales in Portugal.
New premium production for property & casualty insurance decreased by 5% to EUR 36 million, driven by lower demand for mortgages in Spain due to higher interest rates resulting in fewer household policies being sold. This was partially offset by higher sales in single premium products linked to consumer loans driven by a successful bank campaign, and by higher sales in Portugal.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	63

Business update Asset Management

Asset Management				unaudited

Business update

EUR millions	Notes	1H 2024	1H 2023	%

General Account		(1,677)	(693)	(142)
Affiliate		(1,415)	(542)	(161)
Third Party		5,108	(574)	n.m.
Global Platforms		2,016	(1,808)	n.m.
Strategic Partnerships		2,682	(615)	n.m.
Net deposits/(outflows)	7	4,698	(2,424)	n.m.

Strategic KPIs

Annualized revenues gained/(lost) on net deposits - Global Platforms		4.0	0.8	n.m.

General Account		68,336	90,765	(25)
Affiliate		41,344	63,698	(35)
Third Party		149,254	83,834	78
Global Platforms		258,935	238,297	9
Strategic Partnerships		59,284	54,799	8
Assets under Management		318,218	293,096	9
Aegon Asset Management (Aegon AM) aims to improve efficiency and drive growth through third-party assets, and by increasing the share of proprietary investment solutions in its affiliate business.
Strategic developments
Aegon AM has decided to further simplify its activities in Global Platforms to improve efficiency and profitability. Its focus lies on three core competencies: growth in alternative fixed income assets and real assets, being a recognized leader in responsible investing and helping partners with retirement and fiduciary solutions to build market leading retirement platforms. As a result, Aegon AM is rationalizing its product set and has taken cost reduction measures.
Business update
Net deposits
Third-party net deposits in Global Platforms amounted to EUR 5.1 billion in the first half of 2024, compared with net outflows of EUR 0.6 billion in the same period of 2023. The net deposits in the first half of 2024 were mostly driven by a large new fiduciary client in the Netherlands and by fixed income in the UK, due to strong fund performance and the onboarding of a large client. Alternative fixed income also contributed favorably, as well as the asset management partnership with a.s.r.
Net deposits in Strategic Partnerships amounted to EUR 2.7 billion in the first half of 2024, compared with net outflows of EUR 0.6 billion in the same period last year, and were driven by Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC). The increase in net deposits was mostly driven by money market funds, in part due to a new collaboration with a consumer finance platform. La Banque Postale AM also recorded positive net deposits, despite the impact of continued withdrawals of low-margin
business from a former shareholder.
Net outflows from the general account amounted to EUR 1.7 billion in the first half of 2024, compared with net outflows of EUR 0.7 billion in the prior year period. The increase in net outflows were driven by money market funds
Net outflows from affiliates amounted to EUR 1.4 billion in the first half of 2024, compared with net outflows of EUR 0.5 billion in the same period of 2023. The increase in net outflows was mainly due to the onboarding of a large new client in the US in the comparable period last year.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	64

Annualized revenues gained / (lost) on net deposits
Annualized revenues gained on net deposits for Global Platforms amounted to EUR 4.0 million in the first half of 2024, driven by net deposits.
Assets under management
Assets under management increased by EUR 25 billion compared with June 30, 2023, to EUR 318 billion. The increase was driven by the impact of favorable markets, the positive balance of assets exchanged between Aegon AM and a.s.r., and third-party net deposits.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	65

Capital position

Aegon Ltd.					unaudited

Main capital ratios
		2024	2024		2023
in millions	Notes	Jun. 30	Mar. 31	%	Dec. 31

United States (USD)
Available capital		8,075	8,240	(2)	8,106
Required capital		1,810	1,869	(3)	1,878
US RBC ratio		446%	441%		432%

Scottish Equitable plc (UK) (GBP)
Own funds		2,373	2,358	1	2,220
SCR		1,257	1,229	2	1,190
UK SE Solvency II ratio		189%	192%		187%

Aegon Ltd. (EUR)
Eligible own funds		14,155	13,984	1	14,250
Consolidated Group SCR		7,462	7,559	(1)	7,366
Group solvency ratio	8,9	190%	185%		193%

Aegon Ltd.				unaudited

Cash Capital at Holding

EUR millions	Notes	1H 2024	1H 2023	%

Beginning of period		2,387	1,614	48

Americas		269	256	5
United Kingdom		59	64	(8)
International		35	15	127
Asset Management		31	80	(62)
Dividend received from a.s.r.		114	-	n.m.
Holding and other activities		-	-	n.m.
Gross remittances		508	416	22

Funding and operating expenses		(135)	(129)	(5)
Free cash flow		373	287	30

Divestitures and acquisitions		16	(61)	n.m.
Capital injections		(38)	(60)	36
Capital flows from / (to) shareholders		(686)	(433)	(59)
Net change in gross financial leverage		8	-	n.m.
Other		30	(31)	n.m.
End of period		2,090	1,315	59
Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its financial and strategic objectives. It allows the company to build leading, advantaged businesses that create value for its customers, shareholders, and other stakeholders. Aegon has a clear capital management framework in place that informs its capital deployment decisions. This framework is based on maintaining an adequate capitalization of its business units, Cash Capital at Holding, and gross financial leverage.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	66

Capital ratios
US RBC ratio
The estimated RBC ratio in the US increased from 432% on December 31, 2023 to 446% on June 30, 2024, remaining above the operating level of 400%. During the first half of 2024, market movements had a 11%-point positive impact on the RBC ratio, mainly driven by higher interest rates and favorable equity markets, as well as favorable recoveries of impaired credit instruments.
One-time
items and management actions had a positive impact of 5%-points, whereby the annual actuarial assumption and modelling updates, changes to diversification factors, and restructuring charges combined for a favorable impact. Operating capital generation from operating entities applying the RBC framework had a positive contribution of 16%-points to the RBC ratio, which was offset by remittances to the Holding.
UK SE Solvency II ratio
The estimated UK Solvency II ratio for Scottish Equitable Plc increased from 187% on December 31, 2023, to 189% on June 30, 2024, and remained above the operating level of 150%. A positive impact from operating capital generation was largely offset by the impact from remittances.
Group solvency ratio
The estimated group solvency ratio decreased from 193% on December 31, 2023, to 190% on June 30, 2024. This was mainly a reflection of the redemption of EUR 700 million grandfathered Tier 2 securities in April 2024, the new EUR 200 million share buyback program, the announced 2024 interim dividend, and the previously announced fungibility haircut on the own funds of the Chinese insurance joint venture, Aegon THTF Life Insurance Company. Capital generation after holding funding and operating expenses amounted to EUR 0.9 billion. This included market movements with a positive impact of EUR 140 million, mostly driven by the US. Furthermore, one-time
items were favorable at EUR 292 million, and notably included the impact of management actions in the US, while also reflecting impacts from the a.s.r. stake.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	67

Cash Capital at Holding and free cash flow
Aegon’s Cash Capital at Holding decreased during the first half of 2024 from EUR 2,387 million to EUR 2,090 million. This decrease was largely due to EUR 686 million of capital returns to shareholders, driven by the share buyback program that was launched upon the completion of the a.s.r. transaction, and which is now completed. Free cash flow amounted to EUR 373 million and included the 2023 final dividend from a.s.r. Divestures and acquisitions amounted to EUR 16 million driven by the net proceeds related to the sale of Aegon Life Insurance Company in India. Furthermore, in April 2024, a EUR 700 million subordinated bond matured and was redeemed and refinanced by a USD 760 million senior bond. The resulting change in gross financial leverage had a small positive impact of EUR 8 million on Cash Capital at Holding. Other items combined had a negative impact of EUR 8 million.
Interim dividend 2024
Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance so allows. At its 2023 Capital Markets Day, Aegon set a target for dividend growth to around EUR 0.40 per common share over 2025. Aegon announces today an interim dividend for 2024 of EUR 0.16 per common share, which represents an increase of EUR 0.02 compared with the interim dividend for 2023.
Aegon’s shares will be quoted
ex-dividend
on September 4, 2024. The record date for the dividend will be September 5, 2024, and the dividend will be payable as of September 26, 2024.
Share buyback programs
On July 6, 2023, Aegon announced the beginning of a EUR 1.5 billion share buyback program. This program followed the completion of the combination of its Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with a.s.r. On April 9 2024, Aegon announced that it would increase the share buyback program by EUR 35 million in the context of repurchasing shares related to share-based compensation plans. On June 28, 2024, Aegon completed the EUR 1.535 billion share buyback program.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	68

On May 16, 2024, Aegon announced a new EUR 200 million share buyback program, consistent with its policy to return excess Cash Capital at Holding to shareholders in the absence of value-creating opportunities. The share buyback program commenced on July 8, 2024, and is expected to be completed on December 13, 2024, barring unforeseen circumstances.
In line with its previously announced intention, Aegon has canceled 127 million of common shares in July 2024. As a consequence, Aegon has 2,077,525,434 shares that are issued (consisting of 1,687,766,194 common shares and 389,759,240 common shares B) on the date of these statements.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	69

Results overview

Aegon Ltd.				unaudited

Results overview
EUR millions	Notes	1H 2024	1H 2023%

Distribution		88	74	20
Savings & Investments		132	115	14
Protection Solutions		270	198	37
Financial Assets		59	242	(75)
Americas		550	628	(12)
United Kingdom		94	111	(15)
Spain & Portugal		44	41	8
China (ATHTF)		14	10	34
Brazil		26	19	35
TLB		15	27	(45)
Other		(8)	(2)	n.m.
International		90	95	(5)
Global Platforms		23	12	93
Strategic Partnerships		84	62	35
Asset Management		107	74	44
Holding and other activities		(91)	(91)	(1)
Operating result	1	750	818	(8)
Fair value items		(312)	11	n.m.
Realized gains / (losses) on investments		(45)	(95)	53
Net impairments		(72)	(96)	25
Non-operating items		(430)	(180)	(138)
Other income / (charges)	4	(403)	(870)	54
Result before tax		(83)	(232)	64
Income tax		18	33	(46)
Net result		(65)	(199)	67
Interest on financial leverage classified as equity after tax		(39)	(24)	(60)
Net result after interest on financial leverage classified as equity		(104)	(223)	53

Average common shareholders’ equity		7,103	8,456	(16)
Return on Equity 1	3	16.0%	15.6%

Americas		773	737	5
United Kingdom		214	189	13
International		72	65	10
Asset Management		184	181	2
Holding and other activities		54	53	-
Addressable expenses 2	5	1,297	1,226	6
Operating expenses		1,509	1,497	1
1. Operating result after tax and after interest on financial leverage classified as equity / average common shareholders’ equity.
2. Addressable expenses for all reporting periods are reported at constant currency at the current period YTD foreign exchange rate.
Net result
The result before tax amounted to a loss of EUR 83 million, as the operating result was more than offset by the Other charges and non-operating items.
The tax benefit for the quarter period amounts to EUR 18 million and includes recurring beneficial impacts such as the dividend received deduction and tax credits in the US. The net result, therefore, was a loss of EUR 65 million.
Operating result
Aegon’s operating result decreased by 8% compared with the first half of 2023 to EUR 750 million, mostly driven by the Americas, reflecting unfavorable mortality experience and a lower net investment result in Financial Assets. These impacts more than offset business growth of the Strategic Assets in the US. Results also improved in the asset management business, driven by business growth and a one-time
expense benefit.
Americas
The operating result from the Americas decreased by 12% to EUR 550 million in the first half of 2024, from EUR 628 million in the same period in 2023. In local currency, the operating result from the Americas decreased by USD 85 million to USD 594 million. This decrease was driven by unfavorable mortality experience and a decrease of the net investment result in the Financial Assets business segment. This was partly offset by an increase of the operating result across all three Strategic Asset business segments, reflecting business growth. This rebalancing towards a larger contribution of Strategic Assets in the earnings mix is consistent with Aegon’s strategy.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	70

The operating result of the Distribution business segment increased by 20% to USD 95 million in the first half of 2024, compared with the first half of 2023 and was largely driven by WFG. The operating result increased mainly due to higher net commission revenues following more sales from a growing number of agents, and higher revenue sharing income from third-party product providers related to increased sales volumes. Increasing revenues were partly offset by a small increase of operating expenses.
In the Savings & Investments business segment, the operating result increased to USD 142 million in the first half-year of 2024, compared with USD 124 million in the same period of the prior year. This was mainly driven by Retirement Plans due to a 10% increase of revenues in the reporting period compared with the first half of 2023. This increase mainly resulted from higher fees on higher average account balances, and higher net investment income from more assets invested at higher returns in the general account stable value fund. This was only partly offset by higher employee and technology expenses. Revenues in Mutual Funds increased by 1% in the first half of 2024, compared with the prior year period due to higher fees on higher average asset balances driven by market performance. The Stable Value Solutions line of business had lower revenues due to a reduction of the revenue generating investment balance from contract terminations and participant withdrawals.
In Protection Solutions, the operating result increased by 37% to USD 292 million in the first half-year of 2024, compared with the first half of 2023 driven by a growing portfolio. First, the net investment result increased by USD 86 million to USD 251 million in the first half of 2024. This was driven by higher investment balances and higher book yields in a favorable market environment that increased investment income, combined with a methodology change in 2023, that henceforth reduced interest accretion on Indexed Universal Life liabilities. Secondly, a growing CSM balance was the main driver of an increase of the release of CSM by USD 46 million to USD 141 million in the reporting period. Experience variance on claims, expenses, and other items was only slightly unfavorable in this period, while there was USD 44 million of unfavorable experience variance in the prior year reporting period. Onerous contracts in the portfolio were USD 40 million unfavorable, mainly from further cohorts of Term Life becoming onerous in the first half of 2024. In addition, a more unfavorable Other insurance result was driven by a change in the allocation of recurring expenses that had previously been reported as expense experience variances. Furthermore, onerous new business decreased the operating result of Protection Solutions by USD 22 million in the first half of 2024.
The operating result of Financial Assets decreased to USD 64 million in the first half-year of 2024, compared with USD 261 million in the prior year reporting period. Mortality claims experience was USD 116 million unfavorable from large claims on old age policies in Universal Life. Morbidity claims payment experience that is reflected in the operating result was USD 14 million worse than expected; however, it was more than offset by a related increase of expected future profits reflected in the CSM. Onerous contracts were USD 13 million unfavorable in the first half of 2024, mainly driven by purchases of universal life policies from institutional investors, partly offset by updates to the in-force
portfolio. Furthermore, the net investment result decreased from a gain of USD 70 million in the first half of 2023 by USD 103 million to a loss of USD 33 million in the reporting period. The decrease was partly driven by a USD 47 million one-time
gain in the first half-year of 2023. In addition, asset levels decreased as a result of the run-off
of the book and management actions taken, including the reinsurance of a universal life portfolio to Wilton Re in the second half of 2023. Investment income from lower asset levels was only partly offset by higher book yields from investments in higher yielding assets and by lower interest accretion as the book is running off.
The model and assumption updates in the second quarter of 2024 are expected to reduce future claims experience variances, leading to a higher operating result for Transamerica’s insurance business going forward. As an indication of the amount of the expected increase, had the new assumptions already been embedded in IFRS liabilities at the beginning of the year, the operating result for the first half of 2024 would have been approximately USD 50 million higher .
United Kingdom
The operating result from the UK for the first half-year of 2024 was EUR 94 million, or GBP 80 million in local currency, compared to GBP 97 million in the prior year period. The variance compared to 2023 was driven by the protection book, mostly from unfavorable claims experience in the reporting period. The sale of the protection book was completed on July 1, 2024. Higher revenues from business growth, improved markets and a higher CSM release broadly offset higher expenses in the fee business.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	71

International
The operating result from the International segment decreased by 5% to EUR 90 million in the first half of 2024, compared with the first half of 2023. This was mainly driven by a lower operating result in TLB resulting from unfavorable experience variances on claims and expenses, and a lower asset balance as a consequence of the reinsurance transaction between TLB and Transamerica. This was partly offset by higher operating results in the other International units. The operating result in Brazil increased, benefiting from business growth, favorable claims experience, and an increase of Aegon’s economic stake in the joint venture. In China, the operating result increased reflecting expense reductions and business growth. Spain also reported an increase in operating result, which was mainly due to more favorable claims experience in the joint ventures.
Asset Management
The operating result from Aegon AM amounted to EUR 107 million in the first half of 2024, an increase of 44% compared with the same period of 2023, driven by both Global Platforms and Strategic Partnerships. Global Platforms benefited from the expansion of the CLO business, and the asset management partnership with a.s.r. It also benefited from favorable markets which drove higher management fees, and ongoing expense management. In Strategic Partnerships, the operating result increased mainly driven by a one-time
expense benefit from AIFMC, which more than offset the impact from adverse market conditions in China. LBP AM’s operating result contribution more than doubled, benefiting from the expansion of the LBP AM joint venture.
Holding
The operating result from the Holding remained stable at a loss of EUR 91 million, and mainly reflects funding and operating expenses.
Non-operating
items
The loss from
non-operating
items amounted to EUR 430 million in the first half of 2024, mainly due to fair value losses.
Fair value items
Fair value items were a loss of EUR 312 million, mainly driven by the Americas and the UK.
In the Americas, fair value losses amounted to EUR 260 million in the first half of 2024. The loss was driven by the underperformance of alternative investments while gains and losses from the product hedges offset each other. Updated valuations of multi-family real estate contributed EUR 55 million to the fair value loss while land holdings with economic exposure to lower oil and gas prices contributed EUR 152 million. Private equity underperformance resulted in losses of EUR 40 million.
In the UK, fair value losses amounted to EUR 52 million. This reflects the negative revaluations of hedges used to protect the solvency position.
Realized losses on investments
Realized losses on investments amounted to EUR 45 million and were driven by the Americas, where normal trading activity resulted in losses of EUR 48 million from the sale of fixed-income investments.
Net impairments
Net impairments amounted to EUR 72 million, of which EUR 64 million came from the Americas. Half of these impairments were related to expected credit loss (ECL) balance increases following rating downgrades of bond investments. The other half was driven by ECL reserve increases from a more conservative economic forecast on mortgages in the ECL model and the purchase of new assets.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	72

Other charges
Other charges amounted to EUR 403 million, and were mainly driven by the Americas and, to a lesser extent, by the UK.
Other charges in the Americas amounted to EUR 361 million in the first half of 2024. These were driven by charges of EUR 373 million related to various assumption and model updates in the context of Transamerica’s annual actuarial assumption review in the second quarter. This charge mostly related to updated mortality assumptions for universal life and term life products, where the book has been experiencing volatile and unfavorable claims experience. The new assumptions are more consistent with the past experience and resulted in an increase of best-estimate liabilities for onerous contracts, and consequently impacted Other charges. Other charges also included EUR 82 million of restructuring charges, largely offset by a gain related to a third-party recapture of a block of policies reinsured by a Transamerica entity.
Other charges in the UK amounted to EUR 28 million and were largely driven by investments in the transformation of the business.
The result from Aegon’s stake in a.s.r. led to an Other income of EUR 26 million in the first half of 2024 reflecting our stake in a.s.r’s net result.
Expenses
Operating expenses increased by 1% compared with the first half of 2023 to EUR 1,509 million. Higher addressable expenses were partially offset by lower restructuring charges and one-time investments in the US.
Addressable expenses increased by EUR 71 million on a constant currency basis when compared with the first half of 2023, to EUR 1,297 million. This was mainly driven by increased expenses in the Americas and UK. In the Americas, this reflects higher expenses related to the Life operating model, including the insourcing of various functions following the strategy announced at the 2023 CMD. For the UK, this reflects higher employee expenses including the onboarding of Nationwide’s financial planning teams.
New business value
With the introduction of IFRS 17, Aegon uses two measures for valuing new business. For insurance products accounted for under IFRS 17, Aegon calculates an “IFRS new business value,” which is defined as the CSM added as a result of writing profitable new life insurance business, offset by the loss associated with any new onerous contracts issued, both after tax and reinsurance. For other products for which Aegon has traditionally reported a market consistent value of new business (MCVNB), but that are not captured by IFRS new business value, Aegon continues to calculate an MCVNB. The two measures combined comprise New Business Value.
Aegon’s total New Business Value amounted to EUR 290 million in the first half of 2024, compared with EUR 316 million in the first half of 2023. In the first half of 2024, it included IFRS new business value of EUR 182 million, and MCVNB of EUR 108 million. While IFRS new business value increased mainly due to higher new individual life sales in the Americas, overall New Business Value declined, mainly due to the impact of expense assumption changes on MCVNB in the Retirement Plans line of business in the Americas.
Americas
The New Business Value in the Americas amounted to EUR 211 million or USD 228 million, a decrease of 5% compared with the first half of 2023.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	73

The decrease was driven by a lower MCVNB for Retirement Plans, which came in at EUR 38 million in the first half-year of 2024, compared with EUR 67 million in the same period of 2023. The decrease was a result of expense assumption changes at the end of 2023, and higher written sales in the first half of 2023 that did not repeat this year.
Over the same period, the IFRS new business value increased by 11% to EUR 173 million, of which EUR 156 million were from new business in Protection Solutions compared with EUR 144 million in the first half of 2023. In Protection Solutions, the main contributors to IFRS new business value were increased sales of Indexed Universal Life products and improved profitability of Traditional Life and Workplace Life products. This was partly offset by an increase of new sales of onerous contracts in Workplace Health. The IFRS new business value of Financial Assets increased by 32% to EUR 17 million in the first half-year of 2024, compared with the first half-year of 2023, and was entirely driven by sales of a variable annuity product with limited guarantees.
United Kingdom
In the UK, total New Business Value amounted to EUR 29 million in the first half of 2024, a decrease of EUR 12 million compared with the first half of 2023.
IFRS new business value amounted to EUR 6 million in the first half of 2024, a decrease of EUR 1 million compared with the first half of 2023. New business generated during the period was driven by upgrades of traditional products to the digital platforms, which will reduce over time. The majority of the new business generated on the platform businesses is not reported under IFRS 17.
The MCVNB for the pension business of the UK that is accounted for under IFRS 9 decreased from EUR 34 million in the first half of 2023 to EUR 23 million in the first half of 2024. This decrease was driven by the impact of an assumption update.
International
The New Business Value in International amounted to EUR 50 million, a decrease of EUR 1 million compared with the first half of 2023.
The IFRS new business value of International – which encompasses all the new business in TLB and the longer-term business in Spain & Portugal – amounted to EUR 3 million, an increase of EUR 3 million compared with the first half of 2023. This was mainly driven by the reinsurance business in Spain.
The MCVNB of International – which represents the new business value created in China and Brazil, and the short-term business in Spain & Portugal – amounted to EUR 47 million in the first half of 2024, a decrease of EUR 5 million compared with the prior year period. The impact of business growth in Brazil was more than offset by lower sales in China.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	74

Balance sheet items

Aegon Ltd.				unaudited
Balance sheet items
EUR millions	Notes	2024 Jun. 30	2023 Dec. 31%

Shareholders’ equity		6,554	7,475	(12)

Gross financial leverage		5,122	5,064	1
Gross financial leverage ratio (%)		27.5%	26.5%

Americas		5,310	5,063	5
United Kingdom		1,306	1,194	9
International		142	129	10
Eliminations		29	16	79

Contractual Service Margin (CSM) 1 (pro-forma after tax)		6,787	6,403	6
1
On IFRS basis, i.e. excluding joint ventures & associates.

Aegon Ltd.				unaudited
Contractual Service Margin (CSM)

EUR millions	Notes	1H 2024	1H 2023%

CSM balance at beginning of period		8,251	9,128	(10)
New business		263	194	36
CSM release		(491)	(483)	(2)
Accretion of interest		120	126	(5)
Claims and policyholder experience variance		(23)	(163)	86
Non-financial assumption changes		(90)	(554)	84
Non-disaggregated risk adjustment		79	(107)	n.m.
Market impact on unhedged risk of VFA products		400	345	16
Net exchange differences		240	(105)	n.m.
Transfer to disposal groups		(8)	-	n.m.
Other movements		8	(78)	n.m.
CSM balance at end of period		8,748	8,302	5
Shareholders’ equity
As of June 30, 2024, shareholders’ equity was EUR 6.6 billion, or EUR 4.02 per common share, which is EUR 1.0 billion lower than on December 31, 2023. The reduction in equity was mainly driven by capital returns to shareholders in the first half of 2024 including the 2023 final dividend approved during the period.
Gross financial leverage
Gross financial leverage remained stable at EUR 5.1 billion in the first half of 2024. The redemption of a EUR 700 million subordinated bond that matured in April 2024 was refinanced by a USD 760 million senior bond during the same month.
Contractual Service Margin (CSM)
While the CSM balance is shown as a liability on the balance sheet, it represents a store of in-force
business value that is expected to be released into earnings over time. The CSM amounted to EUR 8.7 billion per June 30, 2024, and increased by EUR 0.5 billion compared with December 31, 2023.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	75

Over the first half of 2024, the CSM per share after estimated tax adjustment has increased by 14% from EUR 3.65 to EUR 4.17.
New business contributed EUR 263 million to the CSM, driven by business growth in the US. The CSM release of EUR 491 million was mainly driven by the run-off
of the Financial Assets in the Americas and the traditional book in the UK.
Claims and policyholder experience reduced CSM by EUR 23 million. Overall net positive impacts on the CSM from claims and policyholder experience in the US was more than offset by negative impacts in the UK.
Non-financial
assumption changes decreased the CSM by EUR 90 million, driven by annual assumption updates in the US. Markets had a favorable impact for products accounted for under the variable fee approach (VFA) - primarily the unit-linked business in the UK and variable annuities in the US - increasing the CSM by EUR 400 million. Various other items, including favorable impacts from exchange rate changes and interest accretion, increased the CSM by EUR 438 million.
Americas
In the Americas, the CSM balance at the end of the first half-year of 2024 amounted to EUR 6,765 million, or USD 7,251 million in local currency, an increase of USD 126 million compared with December 31, 2023. An increase of the CSM balance in the Protection Solutions business segment (Strategic Assets) was only partially offset from a decrease in the CSM for Financial Assets.
Reflecting Transamerica’s strategy, the CSM balance of Protection Solutions increased by USD 338 million during the first half of 2024 to USD 3,141 million at the end of the first half of 2024. This was mainly driven by new business which contributed USD 237 million to the CSM compared with USD 214 million in the prior year period, and was only partly offset by the release of CSM of USD 141 million in the first half of 2024. Claims and policyholder experience increased the CSM by USD 109 million mainly due to more favorable expected policyholder behavior and a favorable in-force
update for Indexed Universal Life.
Non-financial
assumption changes increased the CSM with USD 104 million mainly from favorable assumption updates for lapses in Individual Health.
The CSM balance of Financial Assets decreased by USD 212 million in the same period to USD 4,110 million at the end of the first half of 2024, mainly driven by the run-off
of the book. The CSM release of USD 272 million was far in excess of CSM added from new business of USD 23 million.
Non-financial
assumption updates decreased the CSM by USD 238 million driven by reinsurance rate increases and recaptures in Universal Life, as well as updates to the claims utilization and cost of care assumptions in Long-Term Care. These were partly offset by the impact of lower claims incidence rates and additional anticipated premium rate increase updates. The update of the Risk Adjustment contributed USD 127 million to the CSM, mainly from an offset resulting from the assumption updates in Long-Term Care, and higher interest rates. Unfavorable impacts from claims and policyholder experience variances were more than offset by interest accretion on the CSM and favorable market impacts on Variable Annuities.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	76

2.4 Post reporting date events
Post reporting data events are disclosed in the note 19 of the condensed consolidated interim financial information included in Item 1.
2.5 Capital and Liquidity Management
2.5.1 Guiding principles
The management of capital and liquidity is of vital importance for Aegon, for its customers, investors in Aegon securities, and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, in addition to maintaining adequate liquidity to ensure the company is able to meet its obligations.
Aegon follows a number of guiding principles in terms of capital and liquidity management:

◆	Promoting strong capital adequacy in Aegon’s businesses and operating units
◆	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance
◆	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital
◆	Maintaining adequate liquidity in both the operating units and the Holding to ensure that the company is able to meet its obligations by enforcing stringent liquidity risk policies
◆	Maintaining continued access to international capital markets on competitive terms
Aegon believes that the combination of these guiding principles strengthens the company’s ability to withstand adverse market conditions, enhances its financial flexibility, and serves both the short-term and the long-term interests of the company, its customers, and other stakeholders.
The management and monitoring of capital and liquidity is firmly embedded in Aegon’s Enterprise Risk Management (ERM) framework.
2.5.2 Management of capital
Aegon’s capital management framework is based on adequate capitalization of its operating units, Cash Capital at Holding and leverage.
Capital adequacy of Aegon’s operating units

Aegon manages capital in its operating units at levels sufficient to absorb moderate shocks without impacting the remittances to the Group. These moderate shocks could be caused by various factors, including general economic conditions, financial markets risks, underwriting risks, changes in government regulations, and legal and arbitration proceedings. To mitigate the impact of such factors on the ability of operating units to pay remittances to the Group, Aegon established an operating level of capital in each of the units: 400% Risk-Based Capital (RBC) Company Action Level (CAL) in the US and 150% Solvency Capital Requirement (SCR) in the UK; based on UK Solvency II. Aegon manages capital in the units to their respective operating levels over-the-cycle.
After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company. In addition to an operating level, Aegon established a minimum dividend payment level of capital in each of the units: 350% RBC CAL in the US and 135% SCR in the UK; based on UK Solvency II. As long as the capital position of the unit is above this minimum dividend payment level, the unit is expected to pay remittances to the Group.
When the operating unit’s capital position approaches the minimum dividend payment level, capital management tools will be used to ensure that units will remain well capitalized. The frequent monitoring of actual and forecasted capitalization levels of its operating units is an important element in Aegon’s capital framework in order to actively maintain adequate capitalization levels.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	77

The regulatory capital requirement, minimum dividend payment level, operating level, and actual capitalization for Aegon’s main operating units at June 30, 2024 are included in the following table:

Capital requirements as per June 30, 2024	Regulatory capital requirement	Minimum dividend payment level	Operating level	Actual capitalization
US RBC ratio	100% RBC CAL	350%	400%	446%
Scottish Equitalel Plc (UK) Solvency ratio	100% SII SCR	135%	150%	189%
2.5.3 Improving risk-return profile
Aegon has an active global reinsurance program designed to optimize the risk-return profile of insurance risks. In addition, Aegon monitors the risk-return profile of new business written, withdrawing products that do not create value for its stakeholders.
Aegon continues to take measures to improve its risk-return profile. Particularly in the United States, several actions were taken to strengthen the capital position and reduce the volatility of the local capital positions.
2.5.4 Cash Capital at Holding and liquidity management
Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Liquidity is managed both centrally and at the operating unit level and is coordinated centrally at Aegon Ltd.
The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay remittances to the holding company. In order to ensure the holding company’s ability to fulfill its cash obligations, to maintain sufficient flexibility to provide capital and liquidity support to Aegon’s operating units, and to provide stability in external dividends, the company manages Cash Capital at Holding, including Aegon’s centrally managed (unregulated) holding companies, to an operating range of EUR 0.5 billion to EUR 1.5 billion.
The main sources of liquidity in Cash Capital at Holding are remittances from operating units and proceeds from divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.
Aegon uses the cash flows from its operating units to pay for holding expenses, including funding costs. The remaining free cash flow is available to execute the company’s strategy, to strengthen the balance sheet through deleveraging or make capital injections into units as required, to make acquisitions, to fund dividends on its shares, and to return capital to shareholders, if possible, all subject to maintaining targeted Cash Capital at Holding. Aegon aims to pay out a sustainable dividend to enable equity investors to share in its performance.
When determining whether to declare or propose a dividend, Aegon’s Board of Directors balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating units are subject to local insurance regulations that could restrict remittances to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.
Liquidity management
The company’s liquidity risk policy sets guidelines for its operating companies and the Holding in order to achieve a prudent liquidity profile and to meet cash demands under extreme conditions. Aegon’s liquidity is invested in accordance with the company’s internal risk management policies. Aegon believes that its Cash Capital at Holding, backed by its external funding programs and facilities, is ample for the company’s present requirements.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	78

Aegon maintains a liquidity policy that requires all business units to project and assess their sources and uses of liquidity over a two-year
period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the company, and that liquidity stress management plans are in place.
Aegon’s operating units are engaged in life insurance and pensions business, which are long-term activities with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by maturing assets, coupons and premium payments, and customer deposits.
2.5.5. Leverage

Aegon uses leverage to lower the cost of capital that supports businesses in the company, thereby contributing to a more effective and efficient use of capital. In managing the use of leverage throughout the company, Aegon has implemented a Leverage Use Framework as part of its broader ERM framework.
Financial leverage
Aegon defines gross financial leverage as debt or debtlike funding issued for general corporate purposes and for capitalizing Aegon’s business units. Gross financial leverage includes hybrid instruments, and subordinated and senior debt. In 2023, Aegon achieved its goal to reduce its gross financial leverage to around EUR 5.0 billion, as announced during the June 2023 Capital Markets Day. Gross financial leverage was EUR 5.1 billion per June 30, 2024, after a EUR 500 million reduction in gross financial leverage in December 2023 funded from the proceeds of the a.s.r. transaction.
The following are metrics that Aegon assesses in managing leverage:

◆	Gross financial leverage ratio
◆	Fixed charge coverage
◆	Various rating agency leverage metrics
◆	Other metrics, including gross financial leverage divided by operating capital generation
Aegon’s gross financial leverage ratio is calculated by dividing gross financial leverage by total capitalization. Aegon’s total capitalization consists of the following components:

◆	Shareholders’ equity based on IFRS as adopted by the EU
◆	Non-controlling interests and shares related to long-term incentive plans that have not yet vested
◆	Contractual service margin, excluding joint-ventures and associates, net of tax
◆	Gross (or total) financial leverage
Aegon’s fixed charge coverage is a measure of the company’s ability to service its financial leverage. It is calculated as the sum of the operating result and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.
Operational leverage
Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to the use of a Federal Home Loan Bank (FHLB) facility.
Funding and
back-up
facilities
The majority of Aegon’s financial leverage is issued by Aegon Ltd., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon Ltd.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	79

To support the need for Letters of Credit (LOCs) and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The company’s principal arrangements comprise a USD 1.375 billion syndicated revolving credit facility and a LOC facility of USD 750 million. The syndicated revolving credit facility matures in 2029. The LOC facility matures in 2026. In addition, Aegon also maintains a number of shorter-dated bilateral backup liquidity facilities.
2.5.6 Rating agency ratings
Aegon’s objective is to maintain strong financial strength ratings in its main operating units, and this plays an important role in determining the company’s overall capital management strategy. Aegon maintains strong financial strength ratings from several international rating agencies for its operating units.

June 30, 2024	Aegon Ltd	Aegon USA	Aegon UK

S&P Global

Financial strength		A+	A+

Long-term issuer	BBB+

Senior debt	BBB+

Subordinated debt	BBB-

Moody’s Investors Service

Financial strength		A1

Long-term issuer	Baa1

Senior debt	Baa1

Subordinated debt	Baa2

A.M. Best

Financial strength		A

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	80

Disclaimer
Cautionary note regarding
non-IFRS
measures
This document includes the following
non-IFRS
financial measures: operating result and addressable expenses. These non-IFRS
measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies (excluding a.s.r.). Operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions). This includes certain expenses recorded in other charges for segment reporting, including restructuring charges. Addressable expenses are calculated by excluding the following items from operating expenses: direct variable acquisition expenses, restructuring expenses (including expenses related to the operational improvement plan), expenses in joint ventures and associates and expenses related to acquisitions and disposals. Addressable expenses are reported on a constant currency basis. Aegon believes that these non-IFRS
measures, together with the IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.
Forward-looking statements
The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o
Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws;

o	Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States and the United Kingdom;
o	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
o	Changes in the performance of financial markets, including emerging markets, such as with regard to:
•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
•	The impact from volatility in credit, equity, and interest rates;
o	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
o
Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

o
Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

o
The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

o	Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;
o	Changes affecting interest rate levels and low or rapidly changing interest rate levels;
o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
o	Changes affecting inflation levels, particularly in the United States and the United Kingdom;
o
Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

o	Increasing levels of competition, particularly in the United States, the United Kingdom and emerging markets;
o
Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

o	The frequency and severity of insured loss events;
o	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives;
o
Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

o	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
o
Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

o	Customer responsiveness to both new products and distribution channels;
o	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;
o
As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows, and Aegon may be unable to adopt to and apply new technologies;

o
The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	81

o
Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

o	Changes in the policies of central banks and/or governments;
o	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
o
Consequences of an actual or potential
break-up
of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

o
Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property;

o	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates;
o
Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer
(G-SII);

o
Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

o
Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and
ESG-related
goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management; and in other documents filed or to be filed by Aegon with the SEC

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.
This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2023 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	82

Appendix A: Notes included in the interim report

1)
Segment total operating result, operating result after tax, income tax (including joint ventures (jv’s) and associated companies) and result before tax (including jv’s and associated companies) are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. With the exception of Aegon’s stake in a.s.r.. The result of associate a.s.r. is included in Other income / (charges). Aegon believes that these non-IFRS
measures provide meaningful information about the operating results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. While many other insurers in Aegon’s peer group present substantially similar non-IFRS
measures, the
non-IFRS
measures presented in this document may nevertheless differ from the non-IFRS
measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the
non-IFRS
measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results and that can make the comparability from period to period difficult.

Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Director which is regarded as the chief operating decision maker.

Segment information						unaudited
	First half 2024			First half 2023

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	608	25	633	686	(14)	671
Tax on operating result	(141)	53	(88)	(132)	35	(97)
Operating result	750	(28)	722	818	(49)	768
Fair value items	(312)	1	(312)	11	-	11
Realized gains / (losses) on investments	(45)	(5)	(50)	(95)	(3)	(99)
Net impairments	(72)	4	(68)	(96)	-	(96)
Non-operating items	(430)	-	(430)	(180)	(3)	(183)
Other income / (charges)	(403)	(24)	(427)	(870)	17	(852)
Result before tax	(83)	(53)	(136)	(232)	(35)	(267)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	53	(53)	-	35	(35)	-
Income tax (expense) / benefit	18	53	70	33	35	69
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(53)	53	-	(35)	35	-
Net result	(65)	-	(65)	(199)	-	(199)

Segment information				unaudited
	Second half 2023

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	567	126	693
Tax on operating result	(114)	58	(56)
Operating result	681	68	749
Fair value items	65	9	73
Realized gains / (losses) on investments	(564)	(27)	(591)
Net impairments	4	2	6
Non-operating items	(495)	(16)	(511)
Other income / (charges)	(270)	(108)	(378)
Result before tax	(85)	(55)	(140)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	55	(55)	-
Income tax (expense) / benefit	85	56	140
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(55)	55	-
Net result	-	-	-

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	83

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage by the average shareholders’ equity excluding the revaluation reserve.
4)	Included in Other income/(charges) are income/(charges) made to policyholders with respect to income tax in the United Kingdom.
5)	Reconciliation of the non-IFRS measure addressable expenses to operating expenses, the most directly comparable IFRS measure.

			unaudited

EUR millions	1H 2024	1H 2023%

Insurance related employee expenses	306	289	6

Non insurance related employee expenses	581	536	8

Insurance related administrative expenses	245	289	(15)

Non insurance related administrative expenses	376	394	(5)

Operating expenses for IFRS reporting	1,509	1,508	-

Discontinued operations - intercompany elimination	-	(12)	n.m.

Operating expenses related to joint ventures and associates	96	144	(33)

Operating expenses in result of operations	1,605	1,641	(2)

Operating expenses related to joint ventures and associates	(96)	(144)	33

Amounts attributed to insurance acquisition cashflows	(25)	(26)	2

Restructuring expenses	(104)	(135)	23

Operational improvement plan expenses	(79)	(108)	27

Acquisition and disposals	(1)	(8)	88

Netting of expenses / income	(3)	-	n.m.

FX effect constant currency	-	5	n.m.

Addressable expenses	1,297	1,226	6

6)	New life sales and net deposits / (outflows) data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
7)
Aegon’s group solvency ratio and surplus under the Bermuda solvency framework is broadly in line with that under the Solvency II framework during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the group solvency position is also similar to the methodology previously applied under Solvency II. Aegon’s UK insurance subsidiaries have been included in the Aegon’s Solvency calculation in accordance with UK Solvency II standards, including Aegon UK’s approved Partial Internal Model. After the transition period, Aegon will fully adopt the Bermudian solvency framework. The Group solvency ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal to the Available Own Funds after applying any Own Funds eligibility restrictions.

8)	The Group solvency ratio is not final until filed with the regulator. The Group solvency capital calculation is subject to supervisory review on an ongoing basis.
9)	The numbers in this release are unaudited.

Unaudited	Aegon Ltd. Form 6-K for the six months ended June 30, 2024	84